equinor

Fourth quarter 2022
Financial statements and review

Equinor fourth quarter and full year 2022 results

Equinor delivered adjusted earnings* of USD 15.1 billion and USD 5.80 billion after tax in the fourth quarter of 2022. Net operating income was USD 16.6 billion and net income was USD 7.90 billion.

The fourth quarter and full year were characterised by:
- Solid operational performance, contributing to energy security.
- Strong adjusted earnings*.
- High value creation from marketing and trading.
- Strong cash flow, further strengthening of balance sheet.
- Cost focus and capital discipline to address inflation.
- Proposed 50% increase in ordinary cash dividend to USD 0.30 per share.
- Expected capital distribution in 2023 of USD 17 billion.

Going forward, Equinor is:
- Well positioned to deliver strong returns through the energy transition, expecting above 15% return on average capital employed to 2030[1].
- Expecting around USD 20 billion in average annual cash flow from operations after tax towards 2030[1].
- Investing in a profitable and robust project portfolio, contributing to energy security and decarbonisation.
- Progressing on the energy transition plan.

Anders Opedal, president and CEO of Equinor ASA:
"Equinor is uniquely positioned to provide energy and contribute to decarbonisation, while delivering strong returns. Strong earnings and cash flow will enable continued competitive capital distribution and investments in high-value, resilient projects within oil and gas, renewables, and low carbon solutions."

"In 2022, we responded to the energy crisis and contributed to energy security. With strong operational performance, we delivered record results and cash flow from operations. We stepped up capital distribution to shareholders, while continuing to invest in a balanced energy transition and contributing to society with high tax payments. On the back of strong earnings, outlook, and balance sheet, we step up capital distribution to expected 17 billion dollars in 2023."

"Our ambition is to be a leading company in the energy transition."

Q4 2022	Quarter Q3 2022	Q4 2021	Change Q4 on Q4	Financial information (unaudited, in USD million)	2022	Full year 2021	Change
16,584	26,103	13,578	22%	**Net operating income/(loss)**	**78,811**	33,663	>100%
15,059	24,301	14,989	0%	Adjusted earnings*	**74,940**	33,486	>100%
7,897	9,371	3,370	>100%	**Net income/(loss)**	**28,744**	8,576	>100%
5,796	6,715	4,397	32%	Adjusted earnings after tax*	**22,691**	10,042	>100%
4,267	6,578	8,151	(48%)	**Cash flows provided by operating activities**	**35,136**	28,816	22%
1,669	2,402	8,578	(81%)	Free cash flow*	**23,388**	24,984	(6%)

Q4 2022	Quarter Q3 2022	Q4 2021	Change Q4 on Q4	Operational data	2022	Full year 2021	Change
80.4	92.9	75.9	6%	Group average liquids price (USD/bbl) [1]	**94.1**	66.3	42%
2,046	2,021	2,158	(5%)	Total equity liquids and gas production (mboe per day) [4]	**2,039**	2,079	(2%)
1,332	491	526	>100%	**Total power generation (Gwh) Equinor share**	**2,661**	1,562	70%
517	294	526	(2%)	Renewable power generation (GWh) Equinor share	**1,649**	1,562	6%

Health, safety and the environment	Q4 | Full year 2022	Full year 2021
Serious incident frequency (SIF) Twelve-month average as at Q4 2022	**0.4**	0.4
Upstream CO_2 intensity (kg CO_2/boe) as at full year 2022	**6.9**	7.0

Net debt to capital employed adjusted*	31 December 2022	31 December 2021	%-point change
Net debt to capital employed adjusted*	**(23.9%)**	(0.8%)	(23.1)

Dividend (USD per share)	Q4 2022	Q3 2022	Q4 2021
Ordinary dividend per share	**0.30**	0.20	0.20
Extraordinary dividend per share	**0.60**	0.70	0.20

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* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

[1] Based on Brent blend 70 USD/bbl, Henry Hub 3.5 USD/mmbtu and European gas price 2023: 20 USD/mmbtu, 2024: 20 USD/mmbtu, 2025: 15 USD/mmbtu and 2026 onwards: 9 USD/mmbtu

Strong operational performance with new fields on stream
Equinor delivered a total equity production of 2,046 mboe per day for the fourth quarter, down from 2,158 mboe per day in the same quarter of 2021, impacted by turnarounds in the US offshore, the exit from Russian assets and deferral of gas production from the Norwegian continental shelf (NCS) to periods with higher demand.

During the quarter, Equinor brought on stream the Peregrino phase 2 project in Brazil and Askeladd, Johan Sverdrup Phase 2 and Njord Future on the NCS.

The floating offshore windfarm Hywind Tampen on the NCS generated its first power in the fourth quarter and will be completed in 2023. Production from renewable energy sources was 517 GWh in the quarter, down 2% from the same quarter in 2021. Including gas-to-power, total power production for the quarter ended at 1,332 GWh.

Equinor completed five exploration wells offshore with one commercial discovery in the quarter and four wells were ongoing at the quarter end.

Strong financial results
Equinor realised a European gas price of USD 29 per mmbtu and realised liquids prices where USD 80.4 per bbl in the fourth quarter. Although prices are comparatively higher than the corresponding quarter in 2021, European gas price weakened through the fourth quarter of 2022.

Equinor delivered strong sales and trading results, particularly from gas and power, selling to the markets with the highest demand. However, the Marketing, Midstream & Processing segment results were negative due to the timing impact of derivative contracts. In the Exploration & Production USA segment deferred tax asset has been recognised at USD 2.7 billion, with a corresponding decrease in income taxes of USD 2.8 billion resulting in a low reported effective tax rate this quarter compared to last year.

Cash flow provided by operating activities before taxes and changes in working capital amounted to USD 21.0 billion for the fourth quarter, compared to USD 18.0 billion for the same period in 2021. Organic capital expenditure* was USD 2.36 billion for the quarter.

Delivering on always safe, high value, low carbon through 2022
For 2022 the adjusted earnings* were USD 74.9 billion, up from USD 33.5 billion last year. Adjusted earnings after tax* were USD 22.7 billion, up from USD 10.0 billion in 2021. Equinor reports a net operating income for 2022 of USD 78.8 billion, and a net income of USD 28.7 billion. Strong earnings and firm capital discipline resulted in a free cash flow* of USD 23.4 billion after capital distribution and a return on average capital employed* of 55% for 2022. In 2022 Equinor paid USD 42.8 billion in tax related to operations on NCS.

In 2022, seven new fields were brought on stream, adding a total capacity of around 200 mboe per day when fully ramped up. Equinor is progressing on a highly competitive project portfolio and 13 plans for development and operations were submitted in 2022.

The operational and administrative costs increased through 2022 due to higher electricity prices, CO_2-costs, inflationary pressure, and higher field cost, partially offset by significant currency effects when presenting in the US dollar and mitigating actions.

As a result of long-term improvement efforts and cost control, Equinor has already realised the ambition set for 2025 to achieve improvements with a cash flow effect of USD 4 billion.

Equinor progressed several projects to reduce emissions from production, and the average CO_2-emission from the operated upstream production, on a 100% basis, was 6.9 kg per boe for 2022.

The twelve-month average serious incident frequency (SIF) for 2022 was 0.4, stable from the previous year.

Step-up in capital distribution
The board of directors proposes to the annual general meeting an ordinary cash dividend of USD 0.30 per share for the fourth quarter of 2022, up from USD 0.20 per share for the third quarter of 2022. The board has decided to continue the share buy-back programme of USD 1.2 billion per year, introduced in 2021 as an integrated part of capital distribution.

In addition, the board proposes an extraordinary cash dividend of USD 0.60 per share for the fourth quarter of 2022 based on strong earnings and the robust financial position. The board has also decided to increase the USD 1.2 billion share buy-back programme with up to USD 4.8 billion, resulting in a programme up to USD 6.0 billion in 2023.

The interim cash dividends for the first, second and third quarters of 2023 and further tranches of the share buy-back programme will be decided by the board of directors on a quarterly basis in line with the dividend policy, and subject to existing and renewed authorisations from the AGM, including agreement with the Norwegian state regarding share buy-backs. The share buy-back programme is expected to be executed when Brent oil prices are in or above the range of 50-60 USD/bbl and Equinor's net debt ratio[*] stays within the communicated ambition of 15-30 %, and this is supported by commodity prices. Total capital distribution for 2023, including share buy-back, is expected at USD 17 billion.

The fourth tranche of the share buy-back programme for 2022 was completed 17 January 2023 with a total value of USD 1.83 billion. For 2022 total share buy-back amounts to USD 6 billion.

The first tranche of the 2023 share buy-back programme of USD 1 billion will commence on 9 February and end no later than 24 March 2023.

All share buyback amounts include shares to be redeemed by the Norwegian State.

Capital markets update: Strong returns through the transition

Equinor is well positioned for high value creation, providing energy security and contributing to decarbonisation. With a strong cash flow supporting a competitive capital distribution, and continued investments in a robust high-value portfolio, the company can deliver strong returns through the energy transition. Equinor is developing as a broad energy company, offering energy security and decarbonisation opportunities.

Key ambitions are to deliver:
- strong cash flow and returns, with an expected average annual cash flow from operations after tax of around USD 20 billion and return on average capital employed* (ROACE) of above 15% towards 2030[1].
- a 50% reduction of net group-wide greenhouse gas emissions by 2030.

Based on an increasingly flexible asset portfolio, and continued volatility in the markets, the adjusted earnings guidance for the MMP segment is increased from USD 250-500 to 400-800 million per quarter.

Strong cash flow with longevity within oil and gas
Equinor will continue to invest and optimise its competitive oil and gas project portfolio to maintain a long-term reliable energy supply with low emissions from production. The portfolio of oil and gas projects coming on stream within 10 years has an average break-even price of around USD 35 per barrel, an internal rate of return of around 30%, an average pay-back time of about 2.5 years and an upstream CO_2-intensity of below 6 kg per boe. Together with the producing assets, this is expected to generate a strong cashflow with longevity. Equinor will continue to develop NCS as home ground and optimise in other core areas internationally.

Profitable and disciplined growth in renewables
With the first power from the world's largest floating wind farm Hywind Tampen in 2022 and the world's largest offshore wind farm, Dogger Bank in the UK, to start production in 2023, Equinor is demonstrating leadership within offshore wind. The portfolio of projects within renewables and acreage is progressing well towards the ambition of 12-16 GW of installed capacity accessed by 2030. The strategy remains focused on profitable growth, demonstrating discipline and capturing value through market cycles. Equinor expects project base returns of 4-8 %.

Solid progress within low carbon solutions
In 2022, Equinor was awarded the Smeaheia CO_2 licence on the NCS and had in total accessed storage capacity of 30 million tonnes CO2 per year with current equity. Equinor is well positioned as the CO_2 transport and storage market develops, and policies for low carbon projects progresses. Several projects with industrial partners are in maturation, and Equinor is progressing on its ambitions to offer decarbonisation to industrial customers. The combined portfolio of projects for CO_2 storage, hydrogen, energy storage and natural gas, provides flexibility and optionality, as well as a broad energy offering to industrial customers.

Updated outlook:
- Equinor expects organic capex* of USD 10-11 billion in 2023, and an annual average of around USD 13 billion for 2024-2026[2].
- In 2023 Equinor expects a production growth of around 3% in oil and gas, compared to 2022.

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[1] Based on Brent blend 70 USD/bbl, Henry Hub 3.5 USD/mmbtu and European gas price 2023: 20 USD/mmbtu, 2024: 20 USD/mmbtu, 2025: 15 USD/mmbtu and 2026 onwards: 9 USD/mmbtu.
[2] USD/NOK exchange rate assumption of 10.

GROUP REVIEW

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Financial information (unaudited, in USD million)	Full year 2022	2021	Change
34,321	43,633	32,608	5%	**Total revenues and other income**	**150,806**	90,924	66%
33,546	43,337	31,836	5%	Adjusted total revenues and other income*	**149,910**	89,088	68%
(17,737)	(17,531)	(19,030)	(7%)	**Total operating expenses**	**(71,995)**	(57,261)	26%
(12,781)	(13,969)	(11,201)	14%	Adjusted purchases* [5]	**(54,415)**	(34,930)	56%
(3,032)	(2,657)	(2,465)	23%	Adjusted operating and administrative expenses*	**(10,530)**	(9,389)	12%
(2,279)	(2,118)	(2,979)	(24%)	Adjusted depreciation, amortisation and net impairments*	**(8,879)**	(10,431)	(15%)
(396)	(292)	(202)	96%	Adjusted exploration expenses*	**(1,146)**	(852)	35%
16,584	26,103	13,578	22%	**Net operating income/(loss)**	**78,811**	33,663	>100%
15,059	24,301	14,989	0%	Adjusted earnings*	**74,940**	33,486	>100%
2,376	2,053	2,225	7%	**Capital expenditures and Investments**	**8,758**	8,040	9%
4,267	6,578	8,151	(48%)	**Cash flows provided by operating activities**	**35,136**	28,816	22%

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Operational information	Full year 2022	2021	Change
2,046	2,021	2,158	(5%)	Total equity liquid and gas production (mboe/day)	**2,039**	2,079	(2%)
1,919	1,885	2,012	(5%)	Total entitlement liquid and gas production (mboe/day)	**1,901**	1,931	(2%)
1,332	491	526	>100%	**Total Power generation (GWh) Equinor share**	**2,661**	1,562	70%
517	294	526	(2%)	Renewable power generation (GWh) Equinor share	**1,649**	1,562	6%
88.7	100.9	79.7	11%	Average Brent oil price (USD/bbl)	**101.2**	70.7	43%
80.4	92.9	75.9	6%	Group average liquids price (USD/bbl)	**94.1**	66.3	42%
27.22	42.34	28.52	(5%)	E&P Norway average internal gas price (USD/mmbtu)	**31.22**	14.43	>100%
4.73	7.01	4.84	(2%)	E&P USA average internal gas price (USD/mmbtu)	**5.55**	2.89	92%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in Supplementary disclosures.

Operations

Equinor's global operations continued to deliver reliable and stable production levels.

Strong contributions from Peregrino 1 and 2 in Brazil and Snøhvit on the NCS coming onstream in the year, benefitted production volumes in the fourth quarter 2022 compared to the same period in the prior year. Despite these increases, Equinor's exit from Russia earlier in 2022 coupled with fourth quarter 2022 turnaround activity in the US and partial divestment in the Martin Linge field on the NCS resulted in reduced production levels for the quarter and full year 2022 compared to the prior year.

Gas production has increased in response to the energy security crisis in Europe. E&P Norway full year gas production increased by 8% and liquids production declined by 6% compared to 2021.

Elevated prices and optimised product split have balanced the reduced production levels. The overall context of 2022 was marked by realisation of significantly higher prices which is responsible for the significant increase in results for the full year 2022 relative to 2021.

Strong gas and power sales, trading results, high clean spark spread and refining margins underpinned a successful quarter for the Marketing, Midstream and Processing segment. The negative reported result for the segment was due to significant negative mark to market effects from derivatives used to price manage gas sales contracts and future LNG deliveries outweighing an otherwise strong result in the fourth quarter of 2022.

Restart of Peregrino, increased well maintenance costs coupled with higher energy and environmental costs contributed to the increase in upstream operating and administrative expenditure. The effects of these cost increases are dampened by the currency impact of strengthened USD relative to the NOK.

Net impairment reversals of USD 1,094 million in the quarter and USD 2,429 million for the full year 2022, relative to net impairment charges reported in the corresponding periods of 2021, contributed to the increased net operating income.

Taxes

The reported effective tax rate was 45.4% for the fourth quarter of 2022 (74.3% for the fourth quarter of 2021) and 63.4% for the full year 2022 (72.8% for the full year 2021).

After a history of significant losses, Equinor are now recording profits in the US. Projected future taxable income demonstrate that it is probable that the unused tax losses carried forward could be utilised in the near future. The tax value of the unused accumulated losses has been recognised as a deferred tax asset of USD 2.7 billion in the fourth quarter, with a corresponding decrease in income taxes of USD 2.8 billion resulting in a low reported effective tax rate this quarter compared to last year. The effective tax rate for the fourth quarter also decreased due to losses on derivatives related to gas sales from the NCS in the MMP segment.

The effective tax rate on adjusted earnings* of 61.5% for the fourth quarter of 2022 and 69.7% for the full year decreased compared to 70.7% and 70.0% in 2021 due to lower share of NCS earnings, partially offset by lower effect of uplift deduction.

Cash flow, net debt and capital distribution

Due to strong financial results primarily driven by high commodity prices, cash flow provided by operating activities before taxes paid and working capital items improved by USD 3,000 million to USD 20,988 million from the fourth quarter of 2021 and by USD 41,658 million to USD 83,608 million from the full year 2021.

Working capital increased by USD 2,532 million in the fourth quarter (USD 3,180 million in the fourth quarter 2021) and by USD 4,616 million for the full year 2022 (USD 4,546 million in 2021).

Taxes of USD 14,188 million, paid in the fourth quarter of 2022, continue to reflect the increased NCS earnings for the year relative to the prior year. Two instalments of Norwegian corporation tax were paid in the quarter, totalling USD 13.6 billion (NOK 140 billion). NCS tax instalments totalling NOK 162 billion are expected to be paid in the first half of 2023.

Despite the significant increase of USD 35,268 million in tax and USD 6,577 million shareholder distribution payments for the year, a robust free cash flow* of USD 23,388 million compared to USD 24,984 million for 2021 was achieved.

An increase in short term financial investments, reduction in collaterals and a strengthening of equity during the fourth quarter 2022 caused a decrease in the adjusted net debt to capital employed ratio* from negative 19.1% at the end of September 2022 to negative 23.9% at the end of 2022.

The board of directors proposes to the annual general meeting an ordinary cash dividend of USD 0.30 per share for the fourth quarter of 2022, up from USD 0.20 per share for the third quarter of 2022. The board has decided to continue the share buy-back programme of USD 1.2 billion per year, introduced in 2021 as an integrated part of capital distribution.

In addition, the board proposes an extraordinary cash dividend of USD 0.60 per share for the fourth quarter of 2022 based on strong earnings and the robust financial position. The board has also decided to increase the USD 1.2 billion share buy-back programme with up to USD 4.8 billion, resulting in a programme up to USD 6.0 billion in 2023.

The interim cash dividends for the first, second and third quarters of 2023 and further tranches of the share buy-back programme will be decided by the board of directors on a quarterly basis in line with the dividend policy, and subject to existing and renewed authorisations from the AGM, including agreement with the Norwegian state regarding share buy-backs. The share buy-back programme is expected to be executed when Brent oil prices are in or above the range of 50-60 USD/bbl and Equinor´s net debt ratio* stays within the communicated ambition of 15-30 %, and this is supported by commodity prices. Total capital distribution for 2023, including share buy-back, is expected at USD 17 billion.

The fourth tranche of the share buy-back programme for 2022 was completed 17 January 2023 with a total value of USD 1.83 billion. For 2022 total share buy-back amounts to USD 6 billion.

The first tranche of the 2023 share buy-back programme of USD 1 billion will commence on 9 February and end no later than 24 March 2023.

All share buyback amounts include shares to be redeemed by the Norwegian State.

Based on adjusted earnings after tax and average capital employed, calculated **return on average capital employed (ROACE)*** was 55.2 % for the 12-month period ended 31 December 2022 and 22.7 % for the 12-month period ended 31 December 2021.

Organic capital expenditures* amounted to USD 8.1 billion for the full year 2022. Total capital expenditures were USD 10.0 billion for the full year 2022.

Estimated **Proved reserves** at the end of 2022 were 5,191 million barrels of oil equivalent (boe), a net decrease of 165 million boe compared to 5,356 million boe at the end of 2021.

The net decrease was mainly due to less volumes being added through revisions and improved recovery projects, with a net increase of 344 million boe in 2022 compared to a net increase of 596 million boe in 2021. The net effect of the purchase and sale of reserves in 2022 is a reduction of the proved reserves by 92 million boe. This includes a reduction of 86 million boe due to exiting our Russian joint ventures. The slight decrease in volumes added through extensions and discoveries with 278 million boe in 2022 compared to 306 million boe in 2021, added to the decrease.

The entitlement production in 2022 was 695 million boe compared to 710 million boe in 2021.

This results in a reserve replacement ratio (RRR) of 76% and an organic RRR excluding purchase and sale of 89% in 2022 compared to 113% and 127% in 2021. The corresponding three-year average replacement ratio was 62%, and the organic three-year average was 70% at the end of 2022 compared to 61% and 68% at the end of 2021.

The RRR measures the estimated proved reserves added to the reserve base, including the effects of sales and purchases, relative to the amount of oil and gas produced.

All reserves numbers are preliminary and include equity accounted entities.

OUTLOOK

- **Organic capital expenditures*** are estimated at USD 10-11 billion for 2023, and at an annual average of around USD 13 billion for 2024-2026[3].
- **Production** for 2023 is estimated to be around 3% above 2022 level [6].
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 45 mboe per day for the full year of 2023.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section Forward-looking statements.

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[3] USD/NOK exchange rate assumption of 10.

SUPPLEMENTARY OPERATIONAL DISCLOSURES

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Operational data	Full year 2022	2021	Change
				Prices			
88.7	100.9	79.7	11%	Average Brent oil price (USD/bbl)	**101.2**	70.7	43%
83.8	96.3	77.7	8%	E&P Norway average liquids price (USD/bbl)	**97.5**	67.6	44%
77.2	92.0	76.1	1%	E&P International average liquids price (USD/bbl)	**92.2**	67.6	36%
68.6	79.3	67.5	2%	E&P USA average liquids price (USD/bbl)	**81.0**	58.3	39%
80.4	92.9	75.9	6%	Group average liquids price (USD/bbl) [1]	**94.1**	66.3	42%
819	928	663	24%	Group average liquids price (NOK/bbl) [1]	**906**	570	59%
27.22	42.34	28.52	(5%)	E&P Norway average internal gas price (USD/mmbtu) [8]	**31.22**	14.43	>100%
4.73	7.01	4.84	(2%)	E&P USA average internal gas price (USD/mmbtu) [8]	**5.55**	2.89	92%
29.80	43.65	28.76	4%	Average invoiced gas prices - Europe (USD/mmbtu) [7]	**33.44**	14.60	>100%
5.40	7.24	4.97	9%	Average invoiced gas prices - North America (USD/mmbtu) [7]	**5.89**	3.22	83%
15.5	14.1	6.0	>100%	Refining reference margin (USD/bbl) [2]	**14.5**	4.0	>100%
				Entitlement production (mboe per day)			
610	595	656	(7%)	E&P Norway entitlement liquids production	**605**	643	(6%)
228	208	200	14%	E&P International entitlement liquids production	**203**	207	(2%)
100	119	127	(21%)	E&P USA entitlement liquids production	**114**	128	(11%)
938	922	983	(5%)	Group entitlement liquids production	**922**	978	(6%)
791	773	813	(3%)	E&P Norway entitlement gas production	**782**	721	8%
31	25	38	(19%)	E&P International entitlement gas production	**32**	40	(19%)
160	166	179	(11%)	E&P USA entitlement gas production	**165**	193	(14%)
981	963	1,029	(5%)	Group entitlement gas production	**980**	954	3%
1,919	1,885	2,012	(5%)	Total entitlement liquids and gas production [3]	**1,901**	1,931	(2%)
				Equity production (mboe per day)			
610	595	656	(7%)	E&P Norway equity liquids production	**605**	643	(6%)
293	285	283	4%	E&P International equity liquids production	**281**	291	(4%)
112	132	137	(18%)	E&P USA equity liquids production	**127**	142	(11%)
1,015	1,012	1,076	(6%)	Group equity liquids production	**1,013**	1,076	(6%)
791	773	813	(3%)	E&P Norway equity gas production	**782**	721	8%
50	39	56	(11%)	E&P International equity gas production	**47**	51	(7%)
190	197	213	(11%)	E&P USA equity gas production	**197**	231	(15%)
1,031	1,009	1,082	(5%)	Group equity gas production	**1,026**	1,003	2%
2,046	2,021	2,158	(5%)	Total equity liquids and gas production [4]	**2,039**	2,079	(2%)
				Power generation			
1,332	491	526	>100%	Total power generation (GWh) Equinor share	**2,661**	1,562	70%
517	294	526	(2%)	Renewable power generation (GWh) Equinor share	**1,649**	1,562	6%

Health, safety and the environment

Health, safety and the environment	Full year 2022	Full year 2021
Total recordable injury frequency (TRIF)	2.5	2.4
Serious Incident Frequency (SIF)[3]	0.4	0.4
Oil and gas leakages (number of)[1]	8	12

Climate	Full year 2022	Full year 2021
Upstream CO_2 intensity (kg CO_2/boe)[2]	6.9	7.0

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Total scope 1 emissions of CO_2 (kg CO_2) from exploration and production, divided by total production (boe).
3) From the second quarter of 2022, work-related illness is excluded from SIF but reported separately at corporate level.

EXPLORATION & PRODUCTION NORWAY

Q4 2022	Quarter Q3 2022	Q4 2021	Change Q4 on Q4	Financial information (unaudited, in USD million)	2022	Full year 2021	Change
16,729	24,034	17,708	(6%)	**Total revenues and other income**	**75,930**	39,386	93%
16,968	23,321	17,628	(4%)	Adjusted total revenues and other income*	**75,443**	39,047	93%
(2,343)	(2,220)	(2,853)	(18%)	**Total operating expenses**	**(8,315)**	(8,915)	(7%)
(1,053)	(984)	(965)	9%	Adjusted operating and administrative expenses*	**(3,836)**	(3,590)	7%
(1,219)	(1,143)	(1,784)	(32%)	Adjusted depreciation, amortisation and net impairments*	**(4,986)**	(6,002)	(17%)
(101)	(114)	(69)	46%	Adjusted exploration expenses*	**(361)**	(356)	2%
14,386	21,813	14,854	(3%)	**Net operating income/(loss)**	**67,614**	30,471	>100%
14,594	21,079	14,809	(1%)	Adjusted earnings/(loss)*	**66,260**	29,099	>100%
1,422	1,089	1,208	18%	**Additions to PP&E, intangibles and equity accounted investments**	**4,922**	4,944	(0%)

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Operational information E&P Norway	2022	Full year 2021	Change
1,401	1,368	1,469	(5%)	E&P entitlement liquid and gas production (mboe/day)	**1,387**	1,364	2%
83.8	96.3	77.7	8%	Average liquids price (USD/bbl)	**97.5**	67.6	44%
27.22	42.34	28.52	(5%)	Average internal gas price (USD/mmbtu)	**31.22**	14.43	>100%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues
During the full year of 2022, the gas volumes increased by 8% responding to the energy crisis in Europe, while liquid volumes decreased by 6% compared to 2021. Increased gas production coupled with the realisation of high gas prices drove the unusual high revenues in 2022.

During the quarter, a high production efficiency secured a solid production, while natural decline and sale of ownership in Martin Linge were the main drivers for a decrease in production of gas volumes by 3% and liquids by 7% compared to the fourth quarter of 2021. A solid delivery comparing to a very strong production in fourth quarter 2021.

Johan Sverdrup Phase 2 was expected to start during the fourth quarter and came on stream with new volumes in December 2022.

Operating expenses and financial results
The high energy prices led not only to high revenues but also to high electricity costs which in combination with high environmental costs and increased well maintenance costs were the main drivers for increased adjusted operating and administrative expenses* compared to the same period last year. The development of the USD/NOK exchange rate gave a positive currency effect to the operating expenses of USD 177 million in the fourth quarter of 2022.

The decrease in adjusted depreciation and amortisation* in the fourth quarter of 2022 was driven by the USD/NOK exchange rate and increased interest rates for ARO. This was further impacted by an increase in proven reserves during the year 2022 offset by the impact of new fields ramping up.

EXPLORATION & PRODUCTION INTERNATIONAL

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Financial information (unaudited, in USD million)	Full year 2022	2021	Change
2,373	1,767	1,752	35%	**Total revenues and other income**	**7,431**	5,566	34%
1,897	1,911	1,702	11%	Adjusted total revenues and other income*	**7,616**	5,609	36%
(551)	(955)	(2,812)	(80%)	**Total operating expenses**	**(4,183)**	(5,237)	(20%)
(85)	(22)	(37)	>100%	Adjusted purchases*	**(116)**	(58)	>100%
(438)	(442)	(374)	17%	Adjusted operating and administrative expenses*	**(1,675)**	(1,438)	17%
(433)	(349)	(499)	(13%)	Adjusted depreciation, amortisation and net impairments*	**(1,445)**	(1,734)	(17%)
(266)	(157)	(102)	>100%	Adjusted exploration expenses*	**(573)**	(350)	64%
1,822	813	(1,060)	>(100%)	**Net operating income/(loss)**	**3,248**	329	>100%
676	942	689	(2%)	Adjusted earnings/(loss)*	**3,806**	2,028	88%
584	841	569	3%	**Additions to PP&E, intangibles and equity accounted investments**	**2,623**	1,833	43%

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Operational information E&P International	Full year 2022	2021	Change
343	324	339	1%	E&P equity liquid and gas production (mboe/day)	**328**	342	(4%)
258	232	238	8%	E&P entitlement liquid and gas production (mboe/day)	**235**	246	(5%)
85	92	101	(16%)	Production sharing agreements (PSA) effects	**94**	96	(3%)
77.2	92.0	76.1	1%	Average liquids price (USD/bbl)	**92.2**	67.6	36%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues
The restart of the production at the Peregrino field in Brazil in July and the start-up of phase 2 in October 2022 were the main drivers for the slight increase in equity production this quarter compared to the same period last year. Equinor's exit from Russia and a natural decline in several mature fields partially offset the increase and drove the decrease in production for the full year of 2022 compared to the full year of 2021. The lower effect from production sharing agreements (PSA) in the fourth quarter of 2022 compared to the fourth quarter of 2021 was mainly caused by lower production from several fields with PSAs.

The higher entitlement production was the main driver for the increased revenues in the fourth quarter of 2022 compared to the same period last year. Total revenues and other income were positively impacted by a change in the fair value of derivatives of USD 378 million in the fourth quarter of 2022. In the full year of 2022 compared to 2021, the main driver for the increase was higher realised liquids and gas prices, partially offset by lower entitlement production.

Operating expenses and financial results
The restart of the production at the Peregrino field was the main driver for higher operations and maintenance expenses and increased royalties in the fourth quarter compared to the same quarter last year. This effect in combination with higher production fees driven by improved prices and field specific volumes drove the increase for the full year of 2022 compared to 2021. Increases in reserve estimates, effects from an impairment in 2021 and portfolio change were the main drivers for the decrease in depreciation in the fourth quarter of 2022 compared to the same period last year. The new investments and increased entitlement production partially offset this. In the full year of 2022 compared to 2021, the most significant drivers for the decrease were effects from an impairment, lower production from declining fields, and portfolio change.

Expensing of previously capitalised well cost drove the increase in exploration expenses in the fourth quarter of 2022 compared to the same period last year. This also drove the increase for the full year of 2022 compared to 2021, in addition to higher expensed drilling costs.

In the fourth quarter of 2022, net operating income was positively impacted by an impairment reversal of USD 747 million, compared to impairments of USD 1,777 million reported in the fourth quarter of 2021. In the full year of 2022, net operating income was negatively impacted by net impairments* of USD 351 million, with the main adverse effect from impairments related to the exit from Russia in the first quarter of the year, amounting to USD 1,080 million.

EXPLORATION & PRODUCTION USA

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Financial information (unaudited, in USD million)	2022	Full year 2021	Change
1,083	1,541	1,302	(17%)	**Total revenues and other income**	**5,523**	4,149	33%
1,083	1,541	1,302	(17%)	Adjusted total revenues and other income*	**5,523**	4,149	33%
(262)	(457)	(752)	(65%)	**Total operating expenses**	**(1,501)**	(2,998)	(50%)
(217)	(254)	(228)	(5%)	Adjusted operating and administrative expenses*	**(933)**	(1,039)	(10%)
(363)	(377)	(456)	(21%)	Adjusted depreciation, amortisation and net impairments*	**(1,422)**	(1,665)	(15%)
(29)	(21)	(30)	(3%)	Adjusted exploration expenses*	**(212)**	(146)	45%
821	1,084	550	49%	**Net operating income/(loss)**	**4,022**	1,150	>100%
474	889	587	(19%)	Adjusted earnings/(loss)*	**2,957**	1,297	>100%
281	186	179	57%	**Additions to PP&E, intangibles and equity accounted investments**	**764**	690	11%

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Operational information E&P USA	2022	Full year 2021	Change
302	329	350	(14%)	E&P equity liquid and gas production (mboe/day)	**324**	373	(13%)
260	285	306	(15%)	E&P entitlement liquid and gas production (mboe/day)	**279**	321	(13%)
42	44	44	(4%)	Royalties	**44**	52	(14%)
68.6	79.3	67.5	2%	Average liquids price (USD/bbl)	**81.0**	58.3	39%
4.73	7.01	4.84	(2%)	Average internal gas price (USD/mmbtu)	**5.55**	2.89	92%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

The Gulf of Mexico turnaround and a natural decline from the Appalachia Basin assets led to a decrease in production in the fourth quarter compared to the same period last year. The Bakken divestment in 2021, the natural decline from the Appalachia Basin, and the turnaround of the Gulf of Mexico assets drove the decrease in production in the full year of 2022 compared to the same period last year.

The increase in realised liquids and gas prices for the fourth quarter and the full year of 2022 relative to the same periods last year was the main driver for the increase in revenues and royalties.

Operating expenses and financial results

Total operating expenses decreased in the fourth quarter and the full year of 2022 compared to the same periods last year. The operating and administrative expenses decreased mainly due to lower transportation related costs resulting from lower production, partially offset by higher operations and maintenance expenses. Year-on-year, the divestment of Bakken during 2021 further contributed to the decrease in 2022. Adjusted depreciation, amortization, and net impairments* decreased due to lower production and improved reserves partially offset by effects from impairments and additional investments during 2022. Exploration expenses increased in the full year of 2022 compared to the same periods last year, mainly due to increased expensing of previously capitalised well costs.

Net operating income for the full year of 2022 was positively impacted by net impairment reversals of USD 1,071 million, compared to net impairments* and losses recognised on the divestment of the Bakken asset of USD 147 million in the same period last year.

MARKETING, MIDSTREAM & PROCESSING

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Financial information (unaudited, in USD million)	2022	Full year 2021	Change
33,591	42,585	31,818	6%	**Total revenues and other income**	**148,105**	87,393	69%
33,055	42,858	31,178	6%	Adjusted total revenues and other income*	**147,599**	87,238	69%
(33,843)	(40,669)	(32,135)	5%	**Total operating expenses**	**(144,493)**	(86,230)	68%
(31,969)	(40,081)	(30,956)	3%	Adjusted purchases* [5]	**(139,949)**	(81,104)	73%
(1,389)	(1,114)	(1,005)	38%	Adjusted operating and administrative expenses*	**(4,516)**	(3,841)	18%
(236)	(211)	(214)	10%	Adjusted depreciation, amortisation and net impairments*	**(881)**	(869)	1%
(252)	1,916	(316)	(20%)	**Net operating income/(loss)**	**3,612**	1,163	>100%
(540)	1,452	(997)	(46%)	Adjusted earnings*	**2,253**	1,424	58%
210	147	(15)	N/A	- Liquids	**683**	358	91%
(1,809)	761	(1,274)	42%	- Natural Gas Europe	**(458)**	749	N/A
44	51	(31)	N/A	- Natural Gas US	**237**	118	>100%
1,012	492	323	>100%	- Other	**1,787**	198	>100%
349	345	174	>100%	**Additions to PP&E, intangibles and equity accounted investments**	**1,212**	517	>100%

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Operational information	2022	Full year 2021	Change
191.2	182.9	196.0	(2%)	Liquids sales volumes (mmbl)	**740.1**	758.4	(2%)
15.8	15.6	16.7	(5%)	Natural gas sales Equinor (bcm)	**63.3**	61.0	4%
14.2	14.2	14.8	(4%)	Natural gas entitlement sales Equinor (bcm)	**56.1**	54.0	4%
815	197	0	N/A	Power generation (GWh) Equinor share	**1,012**	0	N/A
29.80	43.65	28.76	4%	Average invoice gas price - Europe (USD/mmbtu)	**33.44**	14.60	>100%
5.40	7.24	4.97	9%	Average invoice gas price - North America (USD/mmbtu)	**5.89**	3.22	83%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Volumes, Pricing & Revenues
Restarted gas deliveries from Hammerfest LNG partially offset the reduction in gas sales volumes compared to the fourth quarter of 2021. The gas sales were impacted by lower production and natural decline on Equinor operated assets.

Liquids sales volumes were down compared to the fourth quarter of 2021, mainly due to a decrease in volumes from NCS, partially offset by the increase in sales of international equity volumes.

The average invoiced European and North American gas prices decreased from the third to the fourth quarter of 2022 due to changes in the underlying market prices driven by lower demand due to a lower demand and a more robust supply.

This year, European gas prices were significantly higher compared to 2021, mainly due to high demand and tight supply and caused by reduced gas imports from Russia. North American gas prices were also higher in 2022, driven by low production growth, low storage levels and strong demand mainly from power generation.

Financial Results
During the fourth quarter of 2022, adjusted earnings* for Natural Gas Europe were positively influenced by LNG and gas sales and trading partially offset by net negative mark to market effects from losses on derivatives used to manage risk related to bilateral gas sales contracts and gains on derivatives used to lock in value of future LNG deliveries. Adjusted earnings* for Natural Gas US were driven by trading and physical sales. Adjusted earnings* for Liquids were primarily driven by crude and products trading. Adjusted earnings* for the Other section were dominated by strong gas and power trading results, high clean spark spread and high refining margin.

Compared to the fourth quarter last year, adjusted earnings* increased due to higher results from power, gas, liquids trading, refining and acquired share in power producing entity. This was partially offset by higher mark to market losses on gas and LNG derivatives in the fourth quarter of 2022.

Net operating income in the fourth quarter of 2022 includes a negative effect from the onerous contract provisions and positive timing effects related to inventory.

The increase in adjusted earnings* for the full year of 2022 compared to the same period last year is explained by higher results across all MMP sections, primarily driven by stronger results from European gas and power trading, partially offset by a negative change in derivatives.

RENEWABLES

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Financial information (unaudited, in USD million)	2022	Full year 2021	Change
31	3	4	>100%	Revenues third party, other revenue and other income	**127**	1,394	(91%)
8	9	17	(54%)	Net income/(loss) from equity accounted investments	**58**	16	>100%
38	12	21	81%	**Total revenues and other income**	**185**	1,411	(87%)
15	13	21	(29%)	Adjusted total revenues and other income*	**75**	30	>100%
(101)	(69)	(59)	72%	**Total operating expenses**	**(269)**	(166)	(62%)
(100)	(58)	(58)	73%	Adjusted operating and administrative expenses*	**(255)**	(163)	57%
(1)	(1)	(1)	(11%)	Adjusted depreciation, amortisation and net impairments*	**(4)**	(3)	11%
(63)	(56)	(38)	(66%)	**Net operating income/(loss)**	**(84)**	1,245	N/A
(86)	(46)	(38)	>(100%)	Adjusted earnings*	**(184)**	(136)	(35%)
103	95	97	6%	**Additions to PP&E, intangibles and equity accounted investments**	**298**	458	(35%)

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Operational information	2022	Full year 2021	Change
509	294	526	(3%)	Renewables power generation (GWh) Equinor share	**1,641**	1,562	5%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Power generation
Power generation in the fourth quarter of 2022 was slightly lower than the same quarter last year due to lower availability. The increase in the full year of 2022 compared to 2021 was mainly due to the start-up of production from the Guanizuil IIA solar plant in the third quarter of 2021.

Results from equity accounted investments
Net income from equity accounted investments decreased in the fourth quarter of 2022 compared to the same period last year. Positive net income from producing assets was partially offset by development costs from projects under development in both periods. The increased result for the full year was mainly due to a lower portion of project costs being expensed because the Empire Wind project in the US started capitalising project costs in the first quarter of 2022.

Operating expenses and financial results
In the fourth quarter of 2022, the decrease in net operating income and adjusted earnings* compared to the same period last year was driven by increased business development costs due to higher activity levels in the US, the UK and Asia.

Adjusted earnings* in the full year of 2022 decreased compared to last year mainly due to increased business development costs driven by higher activity levels in the US, the UK and Asia. The decrease was partially offset by higher net income from equity accounted investments.

Net operating income in the full year of 2022 decreased significantly compared to last year due to lower divestment gains of USD 110 million in 2022 compared to USD 1,385 million last year.

Additions to PP&E, intangibles and equity accounted investments for the full year of 2022 decreased compared to last year, mainly due to the acquisition of Wento in 2021.

CONDENSED INTERIM FINANCIAL STATEMENTS

Fourth quarter 2022

CONSOLIDATED STATEMENT OF INCOME

Quarters					Full year	
Q4 2022	Q3 2022	Q4 2021	(unaudited, in USD million)	Note	2022	2021
33,841	42,726	32,125	Revenues	2	149,004	88,744
395	75	138	Net income/(loss) from equity accounted investments		620	259
84	833	345	Other income	3	1,182	1,921
34,321	43,633	32,608	Total revenues and other income	2	150,806	90,924
(12,853)	(13,592)	(11,543)	Purchases [net of inventory variation]		(53,806)	(35,160)
(3,026)	(2,393)	(2,281)	Operating expenses		(9,608)	(8,598)
(278)	(221)	(222)	Selling, general and administrative expenses		(986)	(780)
(1,184)	(1,049)	(4,777)	Depreciation, amortisation and net impairments	2	(6,391)	(11,719)
(396)	(275)	(206)	Exploration expenses		(1,205)	(1,004)
(17,737)	(17,531)	(19,030)	Total operating expenses	2	(71,995)	(57,261)
16,584	26,103	13,578	Net operating income/(loss)	2	78,811	33,663
(450)	(336)	(299)	Interest expenses and other financial expenses		(1,379)	(1,223)
(1,664)	1,389	(143)	Other financial items		1,172	(857)
(2,115)	1,053	(443)	Net financial items	4	(207)	(2,080)
14,469	27,156	13,135	Income/(loss) before tax		78,604	31,583
(6,572)	(17,785)	(9,765)	Income tax	5	(49,861)	(23,007)
7,897	9,371	3,370	Net income/(loss)		28,744	8,576
7,895	9,384	3,368	Attributable to equity holders of the company		28,746	8,563
2	(13)	2	Attributable to non-controlling interests		(3)	14
2.52	2.98	1.04	Basic earnings per share (in USD)		9.06	2.64
2.51	2.97	1.04	Diluted earnings per share (in USD)		9.03	2.63
3,131	3,148	3,238	Weighted average number of ordinary shares outstanding (in millions)		3,173	3,245
3,141	3,157	3,249	Weighted average number of ordinary shares outstanding diluted (in millions)		3,182	3,254

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters			Full year	
Q4 2022	Q3 2022	Q4 2021	(unaudited, in USD million)	2022	2021
7,897	9,371	3,370	Net income/(loss)	28,744	8,576
895	(42)	(114)	Actuarial gains/(losses) on defined benefit pension plans	461	147
(208)	15	26	Income tax effect on income and expenses recognised in OCI[1]	(105)	(35)
687	(26)	(88)	Items that will not be reclassified to the Consolidated statement of income	356	111
4,116	(3,488)	(374)	Foreign currency translation effects	(3,609)	(1,052)
424	0	0	Share of OCI from equity accounted investments	424	0
4,540	(3,488)	(374)	Items that may be subsequently reclassified to the Consolidated statement of income	(3,186)	(1,052)
5,228	(3,515)	(462)	Other comprehensive income/(loss)	(2,829)	(940)
13,125	5,856	2,908	Total comprehensive income/(loss)	25,914	7,636
13,123	5,869	2,906	Attributable to the equity holders of the company	25,917	7,622
2	(13)	2	Attributable to non-controlling interests	(3)	14

1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 31 December 2022	At 31 December 2021[1]
ASSETS			
Property, plant and equipment	2	**56,498**	62,075
Intangible assets		**5,158**	6,452
Equity accounted investments		**2,758**	2,686
Deferred tax assets	5	**8,732**	6,259
Pension assets		**1,219**	1,449
Derivative financial instruments		**691**	1,265
Financial investments		**2,733**	3,346
Prepayments and financial receivables	6	**2,063**	1,087
Total non-current assets		**79,851**	84,618
Inventories		**5,205**	3,395
Trade and other receivables[2]		**22,452**	17,927
Derivative financial instruments		**4,039**	5,131
Financial investments		**29,876**	21,246
Cash and cash equivalents[3]		**15,579**	14,126
Total current assets		**77,152**	61,826
Assets classified as held for sale	3	**1,018**	676
Total assets		**158,021**	147,120
EQUITY AND LIABILITIES			
Shareholders' equity		**53,988**	39,010
Non-controlling interests		**1**	14
Total equity		**53,989**	39,024
Finance debt	4	**24,141**	27,404
Lease liabilities		**2,410**	2,449
Deferred tax liabilities		**11,996**	14,037
Pension liabilities		**3,671**	4,403
Provisions and other liabilities	6	**15,633**	19,899
Derivative financial instruments		**2,376**	767
Total non-current liabilities		**60,226**	68,959
Trade, other payables and provisions		**13,352**	14,310
Current tax payable	5	**17,655**	13,119
Finance debt	4	**4,359**	5,273
Lease liabilities		**1,258**	1,113
Dividends payable		**2,808**	582
Derivative financial instruments		**4,106**	4,609
Total current liabilities		**43,539**	39,005
Liabilities directly associated with the assets classified as held for sale	3	**268**	132
Total liabilities		**104,032**	108,096
Total equity and liabilities		**158,021**	147,120

1) Audited

2) Of which Trade receivables of USD 17,3 billion in 2022 and USD 15,2 billion in 2021

3) Includes collateral deposits of USD 6,128 billion for 2022 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 2021 is USD 2,069 billion.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Share-holders' equity	Non-controlling interests	Total equity
At 1 January 2021[1]	1,164	6,852	30,050	(4,194)	0	**33,873**	19	**33,892**
Net income/(loss)			8,563			**8,563**	14	**8,576**
Other comprehensive income/(loss)			111	(1,052)		**(940)**		**(940)**
Total comprehensive income/(loss)								**7,636**
Dividends			(2,041)			**(2,041)**		**(2,041)**
Share buy-back		(429)				**(429)**		**(429)**
Other equity transactions		(15)				**(15)**	(18)	**(33)**
At 31 December 2021	1,164	6,408	36,683	(5,245)	0	**39,010**	14	**39,024**
At 1 January 2022[1]	1,164	6,408	36,683	(5,245)	0	**39,010**	14	**39,024**
Net income/(loss)			28,746			**28,746**	(3)	**28,744**
Other comprehensive income/(loss)			356	(3,609)	424	**(2,829)**		**(2,829)**
Total comprehensive income/(loss)								**25,914**
Dividends			(7,549)			**(7,549)**		**(7,549)**
Share buy-back[2]	(22)	(3,358)				**(3,380)**		**(3,380)**
Other equity transactions		(10)				**(10)**	(10)	**(20)**
At 31 December 2022	**1,142**	**3,041**	**58,236**	**(8,855)**	**424**	**53,988**	**1**	**53,989**

1) Audited
2) For more information see note 7 Capital distribution.

CONSOLIDATED STATEMENT OF CASH FLOWS

Q4 2022	Quarters Q3 2022	Q4 2021	(unaudited, in USD million)	Note	Full year 2022	Full year 2021
14,469	27,156	13,135	Income/(loss) before tax		78,604	31,583
1,184	1,049	4,777	Depreciation, amortisation and net impairment	2	6,391	11,719
183	(2)	2	Exploration expenditures written off		342	171
2,140	(1,691)	68	(Gains)/losses on foreign currency transactions and balances	4	(2,088)	(47)
(87)	(642)	(156)	(Gains)/losses on sale of assets and businesses	3	(823)	(1,519)
2,923	(1,235)	684	(Increase)/decrease in other items related to operating activities[1]		468	106
217	(111)	(315)	(Increase)/decrease in net derivative financial instruments		1,062	539
216	113	5	Interest received		399	96
(258)	(138)	(212)	Interest paid		(747)	(698)
20,988	24,498	17,988	Cash flows provided by operating activities before taxes paid and working capital items		83,608	41,950
(14,188)	(16,975)	(6,658)	Taxes paid		(43,856)	(8,588)
(2,532)	(946)	(3,180)	(Increase)/decrease in working capital		(4,616)	(4,546)
4,267	6,578	8,151	Cash flows provided by operating activities		35,136	28,816
0	(21)	0	Cash used/received in business combinations[2]	3	147	(111)
(2,376)	(2,053)	(2,225)	Capital expenditures and investments[3]		(8,758)	(8,040)
(6,990)	2,821	(6,387)	(Increase)/decrease in financial investments		(10,089)	(9,951)
(374)	904	151	(Increase)/decrease in derivatives financial instruments		1,894	(1)
7	(63)	189	(Increase)/decrease in other interest-bearing items		(23)	28
47	269	72	Proceeds from sale of assets and businesses[3]	3	966	1,864
(9,687)	1,856	(8,200)	Cash flows provided by/(used in) investing activities		(15,863)	(16,211)
(250)	0	(1,250)	Repayment of finance debt		(250)	(2,675)
(365)	(341)	(319)	Repayment of lease liabilities		(1,366)	(1,238)
(2,231)	(1,256)	(565)	Dividends paid		(5,380)	(1,797)
(577)	(1,996)	(222)	Share buy-back		(3,315)	(321)
230	(278)	2,713	Net current finance debt and other financing activities		(5,102)	1,195
(3,193)	(3,871)	357	Cash flows provided by/(used in) financing activities		(15,414)	(4,836)
(8,612)	4,563	307	Net increase/(decrease) in cash and cash equivalents		3,860	7,768
844	(1,778)	(106)	Effect of exchange rate changes on cash and cash equivalents		(2,268)	(538)
23,348	20,562	13,785	Cash and cash equivalents at the beginning of the period (net of overdraft)		13,987	6,757
15,579	23,348	13,987	Cash and cash equivalents at the end of the period (net of overdraft)[4]		15,579	13,987

1) The line item mainly consists of provisions, unrealised gains and losses and items of income or expense for which the cash effects are included in increase/(decrease) in working capital within operating cash flow and investing cash flows. The line item includes a fair value loss related to inventory of USD 672 million at 31 December 2022 and USD 2 408 million in the fourth quarter.

2) Net after cash and cash equivalents acquired. The line item includes cash consideration received related to the acquisition of Statfjord licences in second quarter of 2022 as described in note 3 Acquisitions and disposals.

3) Cash inflow of USD 433 million received in the first quarter 2022 related to the disposal of parts of the interests in the Bacalhau field in 2018 (contingent consideration) has been reclassified from Capital expenditures and investments to Proceeds from sale of assets and business.

4) At 31 December 2022 cash and cash equivalents net overdraft was zero. At 31 December 2021 cash and cash equivalents included a net overdraft of USD 140 million.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as other business. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's condensed interim financial statements for the fourth quarter of 2022 were authorised for issue by the board of directors on 7 February 2023.

Basis of preparation

These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2021. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these condensed interim financial statements is included in Equinor's Consolidated annual financial statements for 2021.

There have been no changes to significant accounting policies during 2022 compared to the Consolidated annual financial statements for 2021. With effect from the second quarter 2022, due to the evolving trading business in the Group, Equinor has determined that fair value less cost to sell (FV) is an appropriate measurement basis for commodity inventories held for trading purposes with subsequent changes in FV recognised in the Consolidated statement of income. Comparative numbers have not been restated due to materiality.

Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the Consolidated annual financial statements for 2021.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

2 Segments

Equinor's operations are managed through operating segments (business areas). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI are allocated to the three Exploration & Production segments, MMP and REN.

Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products, are eliminated in the Eliminations column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss). Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.

The measurement basis for the segments is IFRS as applied by the group, except for the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded, and provisions for onerous contracts which reflects only obligations towards group external parties. With effect from the second quarter 2022, Equinor changed the measurement basis for the segments related to leases. Through the first quarter of 2022, all leases were presented within the Other segment and lease costs were allocated to the operating segments based on underlying lease payments with a corresponding credit in the Other segment. As from the second quarter 2022, lease contracts are accounted for in accordance with IFRS 16 in all segments. This change does not affect Equinor's consolidated financial statements. Comparative numbers in the segments have been restated.

Fourth quarter 2022 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	77	720	69	32,965	31	65	0	33,926
Revenues inter-segment	16,652	1,623	1,014	254	0	27	(19,570)	0
Net income/(loss) from equity accounted investments	(0)	31	0	372	8	(16)	0	395
Total revenues and other income	16,729	2,373	1,083	33,591	38	76	(19,570)	34,321
Purchases [net of inventory variation]	(0)	(85)	(0)	(31,996)	0	(0)	19,228	(12,853)
Operating, selling, general and administrative expenses	(1,020)	(511)	(220)	(1,614)	(100)	(153)	314	(3,304)
Depreciation, amortisation and net impairment losses	(1,222)	310	(13)	(233)	(1)	(26)	0	(1,184)
Exploration expenses	(101)	(266)	(29)	0	0	0	0	(396)
Total operating expenses	(2,343)	(551)	(262)	(33,843)	(101)	(179)	19,542	(17,737)
Net operating income/(loss)	14,386	1,822	821	(252)	(63)	(103)	(29)	16,584
Additions to PP&E, intangibles and equity accounted investments	1,422	584	281	349	103	88	(0)	2,828

Third quarter 2022 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	880	116	77	42,462	3	20	0	43,559
Revenues inter-segment	23,154	1,618	1,465	91	0	9	(26,336)	0
Net income/(loss) from equity accounted investments	0	33	0	33	9	0	0	75
Total revenues and other income	24,034	1,767	1,541	42,585	12	29	(26,336)	43,633
Purchases [net of inventory variation]	(0)	(22)	0	(40,253)	0	0	26,683	(13,592)
Operating, selling, general and administrative expenses	(963)	(427)	(254)	(1,097)	(68)	11	183	(2,614)
Depreciation, amortisation and net impairment losses	(1,143)	(349)	(199)	680	(1)	(38)	0	(1,049)
Exploration expenses	(114)	(157)	(4)	0	0	0	0	(275)
Total operating expenses	(2,220)	(955)	(457)	(40,669)	(69)	(27)	26,866	(17,531)
Net operating income/(loss)	21,813	813	1,084	1,916	(56)	2	531	26,103
Additions to PP&E, intangibles and equity accounted investments	1,089	841	186	345	95	17	0	2,574

Fourth quarter 2021 (in USD million)	E&P Norway [1]	E&P International[1]	E&P USA	MMP[1]	REN[1]	Other[1]	Eliminations [1]	Total
Revenues third party, other revenue and other income[1]	169	361	78	31,743	4	115	0	32,470
Revenues inter-segment[1]	17,539	1,280	1,224	72	(0)	10	(20,125)	(0)
Net income/(loss) from equity accounted investments	0	111	0	3	17	6	0	138
Total revenues and other income[1]	17,708	1,752	1,302	31,818	21	131	(20,125)	32,608
Purchases [net of inventory variation]	(0)	(37)	0	(30,959)	(0)	(0)	19,452	(11,543)
Operating, selling, general and administrative expenses[1]	(1,000)	(396)	(232)	(972)	(58)	(180)	333	(2,504)
Depreciation, amortisation and net impairment losses[1]	(1,784)	(2,277)	(486)	(205)	(1)	(24)	0	(4,777)
Exploration expenses	(69)	(102)	(34)	0	0	0	0	(206)
Total operating expenses[1]	(2,853)	(2,812)	(752)	(32,135)	(59)	(204)	19,785	(19,030)
Net operating income/(loss)[1]	14,854	(1,060)	550	(316)	(38)	(73)	(340)	13,578
Additions to PP&E, intangibles and equity accounted investments[1]	1,208	569	179	174	97	16	(0)	2,243

1) Restated due to implementation of IFRS 16 in the segments, mainly affecting the line item Operating, selling, general and administrative expenses in MMP (reduction of USD 134 million) and Other (increase of USD 178 million) and the line item Depreciation, amortisation and net impairments in MMP (increase of USD 131 million) and Other (reduction of USD 209 million).

Full year 2022 (in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	1,299	1,134	305	147,173	127	149	0	150,186
Revenues inter-segment	74,631	6,124	5,217	527	0	55	(86,554)	0
Net income/(loss) from equity accounted investments	(0)	172	0	406	58	(16)	0	620
Total revenues and other income	75,930	7,431	5,523	148,105	185	187	(86,554)	150,806
Purchases [net of inventory variation]	0	(116)	(0)	(139,916)	0	(0)	86,227	(53,806)
Operating, selling, general and administrative expenses	(3,782)	(1,698)	(938)	(4,591)	(265)	(223)	904	(10,593)
Depreciation, amortisation and net impairment losses	(4,167)	(1,731)	(361)	14	(4)	(142)	0	(6,391)
Exploration expenses	(366)	(638)	(201)	0	0	0	0	(1,205)
Total operating expenses	(8,315)	(4,183)	(1,501)	(144,493)	(269)	(365)	87,131	(71,995)
Net operating income/(loss)	67,614	3,248	4,022	3,612	(84)	(178)	577	78,811
Additions to PP&E, intangibles and equity accounted investments	4,922	2,623	764	1,212	298	176	(0)	9,994
Balance sheet information								
Equity accounted investments	3	550	0	688	1,452	65	(0)	2,758
Non-current segment assets	28,510	15,868	11,311	4,619	316	1,031	0	61,656
Non-current assets not allocated to segments								15,437
Total non-current assets								79,851

Full year 2021 (in USD million)	E&P Norway [1]	E&P International [1]	E&P USA [1]	MMP [1]	REN [1]	Other [1]	Eliminations [1]	Total
Revenues third party, other revenue and other income[1]	414	1,121	377	87,050	1,394	307	0	90,665
Revenues inter-segment[1]	38,972	4,230	3,771	321	0	41	(47,335)	(0)
Net income/(loss) from equity accounted investments	(0)	214	0	22	16	7	0	259
Total revenues and other income[1]	39,386	5,566	4,149	87,393	1,411	355	(47,335)	90,924
Purchases [net of inventory variation]	(0)	(58)	(0)	(80,873)	(0)	(1)	45,773	(35,160)
Operating, selling, general and administrative expenses[1]	(3,652)	(1,406)	(1,074)	(3,753)	(163)	(432)	1,102	(9,378)
Depreciation, amortisation and net impairment losses[1]	(4,900)	(3,321)	(1,734)	(1,604)	(3)	(156)	0	(11,719)
Exploration expenses	(363)	(451)	(190)	0	0	0	0	(1,004)
Total operating expenses[1]	(8,915)	(5,237)	(2,998)	(86,230)	(166)	(590)	46,875	(57,261)
Net operating income/(loss)[1]	30,471	329	1,150	1,163	1,245	(234)	(461)	33,663
Additions to PP&E, intangibles and equity accounted investments[1]	4,944	1,833	690	517	458	65	(0)	8,506
Balance sheet information								
Equity accounted investments	3	1,417	0	113	1,108	45	0	2,686
Non-current segment assets[1]	36,502	15,423	11,406	4,006	157	1,033	0	68,527
Non-current assets not allocated to segments								13,406
Total non-current assets								84,618

1) Restated due to implementation of IFRS 16 in the segments, mainly affecting the line item Operating, selling, general and administrative expenses in MMP (reduction of USD 523 million), EPN (reduction of USD 77 million) and Other (increase of USD 696 million) and the line item Depreciation, amortisation and net impairments in MMP (increase of USD 525 million), EPN (increase of USD 222 million) and Other (reduction of USD 814 million).

Net impairments/reversal of impairments and changes to accounting assumptions

Management's future commodity price assumptions and currency assumptions are used for value in use impairment testing. While there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect management's best estimate of the price and currency development over the life of the Group's assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development, energy and climate change policies as well as the speed of the energy transition, population and economic growth, geopolitical risks, technology and cost development and other factors. Management's best estimate also takes into consideration a range of external forecasts.

Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon economy, future supply actions by OPEC+ and other factors. The management's analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions with effect from the third quarter of 2022. The main changes with effect for impairment and impairment reversal assessments are disclosed in the table below as price-points on price-curves. Previous price-points applied from the third quarter 2021 up to and including the second quarter of 2022 are provided in brackets.

Year Prices in real terms[1]	2025		2030		2040		2050	
Brent Blend (USD/bbl)	75	(70)	75	(75)	70	(69)	65	(64)
European gas (USD/mmBtu) - TTF 2)	20.0	(7.3)	9.5	(6.8)	9.0	(8.2)	9.0	(7.5)
Henry Hub (USD/mmBtu)	4.0	(3.3)	3.7	(3.4)	3.7	(3.6)	3.7	(3.6)
Electricity Germany (EUR/MWh)	115	(65)	70	(62)	57	(64)	57	(64)
EU ETS (EUR/tonne)	80	(61)	80	(70)	105	(89)	130	(108)

1) Basis year 2022. The prices in the table are price-points on price-curves.

2) As from the third quarter 2022, TTF is applied as the main reference price for European gas. Updated price-points for the previously applied NBP correspond to the disclosed updated price-points for TTF. Previously applied comparable prices for NBP are 7.4, 6.9, 8.3 and 7.6 for 2025, 2030, 2040 and 2050 respectively.

The refinery margin assumptions increased, especially in the short- and mid-term. Long-term it is anticipated that the energy transition will be the main driver of refinery margins. The discount rate used, derived from Equinor's weighted average cost of capital (WACC), and the long-term currency rates are unchanged.

In the fourth quarter, Equinor recognised net impairment reversals of USD 1,097 million. Net impairment reversals in the E&P International segment amounted to USD 747 million and is related to Mariner in the UK. The reversal is mainly due to optimisation of the production profile and higher prices, supported by a slight increase in reserves estimates. In the E&P USA segment, the impairment reversal was USD 350 million due to increased expected reserves in one of the offshore Gulf of Mexico assets.

In the fourth quarter of 2021, Equinor recognised net impairments of USD 1,800 million. Impairments of USD 1,777 million were recognised in the E&P International segment mainly related to Mariner UK caused by downward revision in reserve estimates.

Net impairment reversals recognised in the full year of 2022 is USD 2,428 million (net impairments of USD 1,439 million in the full year of 2021), of which USD 832 million is related to impairment of equity accounted investments in the first quarter. See note 3 Acquisitions and disposals regarding the effects of the decision to exit Russia.

Recoverable amounts in the impairment assessments are normally based on value in use. Estimates of discounted cash flows used to determine the recoverable amounts are based on internal forecasts on cost, production profiles and commodity prices.

Non-current assets by country

(in USD million)	At 31 December 2022	At 31 December 2021
Norway	33,242	40,564
USA	12,343	12,323
Brazil	9,400	8,751
UK	3,688	2,096
Azerbaijan	1,401	1,654
Canada	1,171	1,403
Angola	895	948
Algeria	622	708
Argentina	615	474
Denmark	497	536
Other	541	1,757
Total non-current assets[1]	64,414	71,213

1) Excluding deferred tax assets, pension assets and non-current financial assets.

Equinor's non-current assets in Norway have decreased by USD 7.322 billion to USD 33.242 billion at 31 December 2022 compared to year-end 2021, mainly due to increased discount rates and strengthening of USD versus NOK.

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues from contracts with customers for the fourth quarter of 2022 to the country of the legal entity executing the sale, Norway constitutes 81% and USA constitutes 14% of such revenues (84% and 13% respectively for the full year of 2022). For the fourth quarter of 2021, Norway and USA constituted 84% and 10% of such revenues, respectively (81% and 13% for the full year of 2021).

Revenues from contracts with customers and other revenues

	Quarters				Full year	
Q4 2022	Q3 2022	Q4 2021	(in USD million)		2022	2021
12,994	14,098	10,784	Crude oil		58,524	38,307
15,479	21,293	15,199	Natural gas		65,232	28,050
13,326	19,106	13,990	- European gas		58,239	24,900
651	846	611	- North American gas		2,884	1,783
1,502	1,341	598	- Other incl. Liquefied natural gas		4,109	1,368
2,892	2,766	3,507	Refined products		11,093	11,473
1,896	2,239	2,675	Natural gas liquids		9,240	8,490
480	399	239	Transportation		1,470	921
1,469	1,465	425	Other sales		4,702	1,006
35,209	42,259	32,828	Revenues from contracts with customers		150,262	88,247
(1,368)	466	(703)	Total other revenues[1]		(1,258)	497
33,841	42,726	32,125	Revenues		149,004	88,744

1) Principally relates to commodity derivatives and change in fair value less cost to sell for commodity inventories held for trading purposes.

3 Acquisitions and disposals

Acquisitions

Acquisition of BeGreen

On 26 January 2023, Equinor closed a transaction with the Bregentved Group and members of the executive board of BeGreen Solar Aps to acquire 100 % of BeGreen Solar Aps for a cash consideration of USD 277 million (EUR 260 million) and a consideration contingent on successful delivery of future solar projects above an agreed MW threshold. BeGreen Solar Aps is a Danish solar developer. At closing USD 226 million (EUR 213 million) of the cash consideration was paid and recognised in the REN segment.

Acquisition of Triton Power

On 1 September 2022, Equinor and SSE Thermal Generation Holdings Limited (SSE Thermal) closed a transaction to acquire the UK power company Triton Power Holdings Ltd (Triton Power) from Triton Power Partners LP owned by Energy Capital Partners (ECP). Equinor's share of the consideration was USD 141 million (GBP 120 million), after adjustments that mainly related to net debt and working capital. The key plant included in the purchase of Triton Power is the Saltend Power Station with an installed capacity of 1.2 GW. Equinor and SSE Thermal own 50% each of Trition Power, and Equinor is accounting for the investment under the equity method as a joint venture in the MMP segment.

Acquisition of Statfjord

On 31 May 2022, Equinor closed a transaction to acquire all of Spirit Energy's interests in production licenses in the Statfjord area which covers the Norwegian and UK Continental Shelves and consists of three integrated production platforms and satellite subsea installations. All licenses are operated by Equinor. Spirit Energy's ownership shares in the licenses covered by the transaction range from 11.56% to 48.78%. The cash consideration received was USD 193 million, whereof USD 25 million related to Spirit's lifting of volumes on Equinor's behalf in June 2022. The assets and liabilities acquired have been reflected in accordance with the principles in IFRS 3 Business Combinations. The transaction is reflected in the E&P Norway and E&P International segments with a cash consideration of USD 96 million and USD 72 million respectively.

In the segment E&P Norway, the acquisition resulted in an increase of USD 98 million in property, plant and equipment, an increase of USD 390 million in asset retirement obligation, a reduction of deferred tax liability of USD 298 million and an increase in taxes payable of USD 98 million. In the segment E&P International, the acquisition resulted in an increase of USD 98 million in property, plant and equipment, an increase of USD 241 million in asset retirement obligation and an increase of deferred tax asset of USD 86 million.

In the fourth quarter, cash considerations and purchase price allocations were concluded with no significant changes compared to initial recognition.

Disposals

Ekofisk and Martin Linge on the Norwegian Continental Shelf

On 30 September 2022, Equinor closed a transaction with Sval Energi AS to divest Equinor's entire ownership share in the Greater Ekofisk Area including its share in Norpipe Oil AS, and a 19% ownership share in Martin Linge. The cash consideration paid upon closing of the transaction amounted to USD 293 million after interim period settlement. In addition, an estimated contingent consideration of USD 169 million linked to realised oil and gas prices for 2022 and 2023 was recognised. Equinor retained a 51% ownership share in Martin Linge and continues as operator of the field. Transactions on the NCS are made on a post-tax basis where gains include the release of tax liabilities previously computed and recognised. The disposal resulted in a decrease in property, plant and equipment of USD 1,493 million, a decrease in asset retirement obligation of USD 376 million, a decrease in deferred tax liability of USD 597 million and a decrease in taxes payable of USD 686 million. A post-tax gain of USD 655 million is presented in the line item Other income in the Consolidated statement of income in the EPN segment.

Exit Russia

Following Russia's invasion of Ukraine, Equinor announced that it had decided to stop new investments in Russia and start the process of exiting Equinor's joint arrangements. Based on this decision, Equinor evaluated its assets in Russia and recognised net impairments of USD 1.083 billion in the first quarter, of which USD 251 million was related to property, plant and equipment and intangible assets and USD 832 million was related to investments accounted for using the equity method. The impairments were net of contingent consideration from the time of acquiring the assets. The impairments were recognised in the line items Depreciation, amortisation and net impairment losses and Exploration expenses in the Consolidated statement of income based on the nature of the impaired assets and reflected in the E&P International segment. During the second quarter, Equinor transferred its participating interests in four Russian entities to Rosneft and was released from all future commitments and obligations with no material impact on the financial statements. The ownership interests in Kharyaga were transferred to the operator.

Equinor has stopped trading in Russian oil. This means that Equinor will not enter into any new trades or engage in new transport of oil and oil products from Russia. Equinor has assessed the accounting impact of certain commitments arising from such contracts entered into prior to the invasion and deem the impact to be immaterial.

10% of Dogger Bank C

On 10 February 2022, Equinor closed the transaction with Eni to sell a 10% equity interest in the Dogger Bank C project in the UK for a total consideration of USD 91 million (GBP 68 million), resulting in a gain of USD 87 million (GBP 65 million). After closing, Equinor's ownership share is 40%. Equinor continues to equity account for the remaining investment as a joint venture. The gain is presented in the line item Other income in the Consolidated statement of income in the REN segment.

Held for sale

Equinor Energy Ireland Limited

In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor's non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy Ireland Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor and Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. The effective date for the transaction is 1 January 2022. Closing is dependent on governmental approval and is expected to take place during the first quarter 2023.

4 Financial items

	Quarters		(in USD million)	Full year	
Q4 2022	Q3 2022	Q4 2021		2022	2021
(2,140)	1,691	(68)	Net foreign currency exchange gains/(losses)	2,088	47
482	346	37	Interest income and other financial items	1,222	152
8	(44)	(16)	Gains/(losses) on financial investments	(394)	(348)
(15)	(604)	(96)	Gains/(losses) other derivative financial instruments	(1,745)	(708)
(450)	(336)	(299)	Interest and other finance expenses	(1,379)	(1,223)
(2,115)	1,053	(443)	Net financial items	(207)	(2,080)

Equinor reports significant unrealised foreign currency losses in the fourth quarter, mainly related to weakening of USD versus NOK. For the full year 2022, the USD has strengthened versus NOK, resulting in a significant unrealised positive foreign currency effect. These effects are mainly due to a large part of Equinor's operations having NOK as functional currency, and the effects are offset within equity as OCI effects arising on translation from functional currency to presentation currency USD.

The increase in Interest income and other financial items for 2022 compared to the previous year mainly relates to higher interest rates and increased Cash and cash equivalents and financial investments.

Losses on derivative financial instruments in the fourth quarter and full year 2022 are mainly due to increased discount rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 31 December 2022, USD 0.2 billion were utilised compared to USD 2.6 billion utilised as of 31 December 2021.

5 Income taxes

	Quarters		(in USD million)	Full year	
Q4 2022	Q3 2022	Q4 2021		2022	2021
14,469	27,156	13,135	Income/(loss) before tax	78,604	31,583
(6,572)	(17,785)	(9,765)	Income tax	(49,861)	(23,007)
45.4%	65.5%	74.3%	Effective tax rate	63.4%	72.8%

The effective tax rate for the fourth quarter of 2022 and for the full year 2022 was significantly influenced by recognition of previously unrecognised deferred tax assets in the US. The effective tax rate for the fourth quarter of 2022 was also influenced by low share of income from the Norwegian continental shelf due to derivate losses.

After a history of significant losses, Equinor is now recording profits in the US and projected future taxable income demonstrates that it is probable that the unused tax losses carried forward can be utilised in the nearest future. The tax value of the unused accumulated losses has been recognised as a deferred tax asset of USD 2.7 billion in the fourth quarter, with a corresponding decrease in income taxes of USD 2.8 billion resulting in a low effective tax rate this quarter compared to last year.

The effective tax rate for the fourth quarter of 2021 and for the full year 2021 was primarily influenced by high share of operating income from the Norwegian continental shelf with higher-than-average effective tax rate and losses recognised in countries with lower-than-average effective tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The effective tax rate was also influenced by currency effects in entities taxable in other currencies than the functional currency.

6 Provisions, commitments, contingent items and related parties

Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by USD 5.683 billion to USD 11.734 billion at 31 December 2022 compared to year-end 2021, mainly due to increased discount rates and strengthening of USD versus NOK. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Agbami dispute settlement agreement and licence extension
In the third quarter of 2022, an agreement was reached in a three-year long negotiation between the parties Nigerian National Petroleum Company Limited (NNPC), Chevron and Equinor. The parties have agreed to an extension of the operating licence period and the related Production Sharing Contract (PSC) for Oil Mining Lease (OML) 128 of the unitised Agbami field until 2042. At the same time, the parties agreed outstanding legal disputes related to the allocation between the parties of cost oil, tax oil and profit oil volumes. The settlement agreement awards Equinor with an amicable compensation for overlifted volumes, which will be payable over the 20-year licence extension. The amounts and timing of payments to be received depend on a number of factors related to operation of the field, as well as future oil prices and production volumes. Equinor will consequently recognise settlement payments when received, and no amounts have been recognised in the Consolidated statement of income or Balance sheet for 2022. The parties are currently undertaking necessary legal actions in order to formally close the legal disputes.

Resolved dispute with Norwegian tax authorities related to Equinor Service Center Belgium N.V
In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the subsidiary Equinor Service Center Belgium N.V., concluding that the capital structure had to be based on the arm length's principle, affecting the fiscal years 2012 to 2016. Equinor received a claim of USD 182 million that was paid in 2021. During the second quarter of 2022, the tax authorities reversed their decision and accepted Equinor's initial position. During the third quarter, the tax payment was reimbursed to Equinor, adjusted for changes in tax rates. The adjustment, which has been recognised as tax expense in the Consolidated statement of income in 2022, is considered immaterial.

Dispute with Norwegian tax authorities regarding R&D costs in the offshore tax regime
Equinor has an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime. During the second quarter of 2022, the Oil Taxation Office (OTO) informed Equinor that it had decided to accept Equinor's position regarding certain disputed items, resulting in a reduction in Equinor's maximum exposure. During the fourth quarter, Equinor has accepted an increase in taxable income for both onshore and offshore tax. A previously recognised provision of USD 95 million has been reclassified to current tax payable. Equinor's Income tax expense was not affected by this development, and the remaining expected maximum exposure related to R&D costs in the offshore tax regime is considered immaterial.

Dispute with Norwegian tax authorities regarding internal pricing of natural gas liquids
The Oil Taxation Office has challenged the internal pricing of certain products of natural gas liquids sold from Equinor Energy AS to Equinor ASA in the years 2011-2020. During 2022, there has been a development in various elements of these cases, where parts of the previous exposure have been resolved or have reached the end of available appeal processes, and other parts have been appealed. Following these developments, which did not impact the Consolidated statement of income significantly, the maximum exposure regarding the gas liquid pricing remains at an estimated USD 71 million. Equinor has provided for its best estimate in the matter.

During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Related parties
The line item Prepayments and Financial Receivables includes USD 1,461 million which represent a gross receivable from the Norwegian state under the Marketing Instruction in relation to the state's (SDFI) expected participation in the gas sales activities of a foreign subsidiary of Equinor. At year-end 2021, the corresponding amount was USD 435 million. The increase is mainly related to increased volumes, as well as higher cost price, on the gas storage. A corresponding non-current liability of USD 1462 million has been recognised, representing SDFI's estimated interest in the gas sales activities in the foreign subsidiary.

7 Capital distribution

Dividend for the fourth quarter of 2022 and share buy-back programme for 2023
On 7 February 2023, the board of directors proposed an ordinary cash dividend for the fourth quarter of 2022 of USD 0.30 per share, in addition to an extraordinary cash dividend of USD 0.60 per share for the fourth quarter of 2022. The Equinor shares will be traded ex-dividend on 11 May 2023 on the Oslo Børs and for ADR holders on the New York Stock Exchange. The record date will be 12 May 2023 and the payment date will be 25 May 2023.

On 7 February 2023, the Board proposed an annual share buy-back programme for 2023 with up to USD 6.0 billion, including shares to be redeemed from the Norwegian State, subject to authorisation from the annual general meeting. The annual share buy-back programme is expected to be executed when the Brent Blend oil price is in or above the range of 50-60 USD/bbl, Equinor's net debt to capital employed adjusted stays within the communicated ambition of 15-30 % and this is supported by commodity prices.

On 7 February 2023, the board of directors resolved on the commencement of the first tranche of the share buy-back programme for 2023 of a total of USD 1.0 billion, including shares to be redeemed from the Norwegian State. The first tranche will end no later than 24 March 2023.

Share buy- back programme for 2022
The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled. According to an agreement between Equinor and the Norwegian State, the Norwegian State will participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at 67%.

Equity impact of share buy back programmes

(in USD million)	2022	2021
First tranche	330	99
Second tranche	440	330
Third tranche	605	-
Fourth tranche	605	-
Norwegian state share[1]	1,399	-
Total	3,380	429

1) Relates to the 2021 programme and first tranche of 2022 programme

In February 2022, Equinor launched a share buy-back programme for 2022 of up to USD 5,000 million, where the first tranche of around USD 1,000 million was finalised in March 2022. USD 330 million of the first tranche was acquired in the open market. The redemption of the proportionate share of 67% from the Norwegian State was approved by the annual general meeting 11 May 2022 and settled in July 2022 as described below.

In May 2022, Equinor launched the second tranche of USD 1,333 million of the 2022 share buy-back programme of which USD 440 million was purchased in the open market. The acquisition of the second tranche in the open market was finalised in July 2022.

In July 2022, Equinor increased the target level of share buy-back for 2022 from USD 5,000 million up to USD 6,000 million and launched the third tranche of USD 1,833 million. USD 605 million was purchased in the open market. The acquisition of the third tranche in the open market was finalised in October 2022.

In October 2022, Equinor launched the fourth and final tranche of the share buy-back programme for 2022 of USD 1,833 million. The fourth tranche of USD 605 million (both acquired and remaining order) has been recognised as a reduction in equity as treasury shares due to an irrevocable agreement with the third party. As of 31 December 2022, USD 495 million of the fourth tranche has been purchased in the open market, of which USD 475 million has been settled. The remaining order of the fourth tranche is accrued for and classified as Trade, other payables and provisions. The acquisition of the fourth tranche in the open market was finalised in January 2023.

After having finalised the 2021 share buy-back programme as well as the first tranche of the 2022 share buy-back programme in the market in the period 28 July 2021 to 25 March 2022, a proportionate share of 67% from the Norwegian State was redeemed in accordance with an agreement with the Ministry of Trade, Industry and Fisheries for the Norwegian State to maintain their ownership percentage in Equinor. The redemption was approved by the annual general meeting held on 11 May 2022. The shares were cancelled on 29 June 2022 and the liability of USD 1,399 million (NOK 13,496 million) to the Norwegian State was settled on 20 July 2022.

For the second, third and fourth tranche of the share buy-back programme of 2022, USD 3,350 million of shares from the Norwegian State will, in accordance with an agreement with the Ministry of Trade, Industry and Fisheries, be redeemed at the annual general meeting in May 2023 in order for the Norwegian State to maintain its ownership share of 67% in Equinor.

SUPPLEMENTARY DISCLOSURES

Exchange rates

	Quarters		Change			Full year		
Q4 2022	Q3 2022	Q4 2021	Q4 on Q4	Exchange rates		2022	2021	Change
0.0981	0.1001	0.1146	(14%)	NOK/USD average daily exchange rate		**0.1039**	0.1163	(11%)
0.1014	0.0921	0.1134	(11%)	NOK/USD period-end exchange rate		**0.1014**	0.1134	(11%)
10.1925	9.9903	8.7245	17%	USD/NOK average daily exchange rate		**9.6245**	8.5991	12%
9.8573	10.8574	8.8194	12%	USD/NOK period-end exchange rate		**9.8573**	8.8194	12%
1.0195	1.0065	1.1433	(11%)	EUR/USD average daily exchange rate		**1.0498**	1.1821	(11%)
1.0666	0.9748	1.1326	(6%)	EUR/USD period-end exchange rate		**1.0666**	1.1326	(6%)

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:
- **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.
- **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

- **Capital employed adjusted –** this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI.

- **Net debt to capital employed**, **Net debt to capital employed adjusted, including lease liabilities** and **Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement. In Equinor's view, net debt ratio provides useful information about Equinor's capital structure and financial strength.

- **Organic investments/capex** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.8 billion in Q4 2022 (Q4 2021: USD 2.2 billion) and USD 10.0 billion for YTD 2022 (2021: USD 8.5 billion). Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In Q4 2022, a total of USD 0.5 billion (Q4 2021: USD 0.1 billion) is excluded in the organic capital expenditures (YTD 2022: USD 1.9 billion | YTD 2021: USD 0.4 billion). Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty. Organic capital expenditure is a measure which Equinor believes gives relevant information about Equinor's investments in maintenance and development of the company's assets.

- **Gross investments/capex** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor's proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.

- **Return on average capital employed after tax (ROACE)** – this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed, regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with GAAP or ratios based on these figures. Average capital employed adjusted at 31 December 2022 is calculated as the average of the capital employed adjusted at 31 December 2022 and at 31 December 2021 as presented in the table Calculation of capital employed and net debt to capital employed ratio later in this report. For a reconciliation for adjusted earnings after tax, see Reconciliation of net operating income/(loss) to adjusted earnings as presented later in this report. Forward-looking ROACE included in this report is not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from IFRS measures used to determine ROACE cannot be predicted with reasonable certainty.

- **Free cash flow for the fourth quarter of 2022 and 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (2022: USD 21.0 billion | 2021: USD 18.0 billion), taxes paid (2022: negative USD 14.2 billion | 2021: negative USD 6.7 billion), cash used/received in business combinations (2022: USD 0.0 billion | 2021: USD 0.0 billion), capital expenditures and investments (2022: negative USD 2.4 billion | 2021: negative USD 2.2 billion), increase/decrease in other items interest-bearing (2022: USD 0.0 billion | 2021: USD 0.2 billion), proceeds from sale of assets and businesses (2022: USD 0.0 billion | 2021: USD 0.1 billion), dividend paid (2022: negative USD 2.2 billion | 2021: negative USD 0.6 billion) and share buy-back (2022: negative USD 0.6 billion | 2021: negative USD 0.2 billion), resulting in a free cash flow of USD 1.7 billion in the fourth quarter of 2022 (2021: 8.6 billion). Free cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders.

- **Free cash flow for the full year of 2022 and 2021** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (2022: USD 83.6 billion | 2021: USD 42.0 billion), taxes paid (2022: negative USD 43.9 billion | 2021: negative USD 8.6 billion), cash used/received in business combinations (2022: USD 0.1 billion | 2021: negative USD 0.1 billion), capital expenditures and investments (2022: negative USD 8.8 billion | 2021: negative USD 8.0 billion), increase/decrease in other items interest-bearing (2022: negative USD 0.0 billion | 2021: USD 0.0 billion), proceeds from sale of assets and businesses (2022: USD 1.0 billion | 2021: USD 1.9 billion), dividend paid (2022: negative USD 5.4 billion | 2021: negative USD 1.8 billion) and share buy-back (2022: negative USD 3.3 billion | 2021: negative USD 0.3 billion), resulting in a free cash flow of USD 23.4 billion in the full year of 2022 (2021: USD 25.0 billion).

Adjusted earnings adjust for the following items:

- **Changes in fair value of derivatives:** Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.

- **Periodisation of inventory hedging effect:** Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value. There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
- **Over/underlift**: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Eliminations (Internal unrealised profit on inventories)**: Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial measures in Equinor's 2021 Annual Report and Form 20-F.

Reconciliation of adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the fourth quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income	34,321	16,729	2,373	1,083	33,591	38	(19,495)
Adjusting items	(774)	239	(476)	-	(536)	(23)	23
Changes in fair value of derivatives	(462)	58	(378)	-	(142)	-	-
Periodisation of inventory hedging effect	(395)	-	-	-	(395)	-	-
Over-/underlift	181	257	(75)	-	-	-	-
Other adjustments	(0)	-	(22)	-	-	-	22
Gain/loss on sale of assets	(98)	(75)	-	-	-	(23)	0
Adjusted total revenues and other income	33,546	16,968	1,897	1,083	33,055	15	(19,472)
Purchases [net of inventory variation]	(12,853)	(0)	(85)	(0)	(31,996)	-	19,228
Adjusting items	72	-	-	-	27	-	46
Operational storage effects	27	-	-	-	27	-	-
Eliminations	46	-	-	-	-	-	46
Adjusted purchases [net of inventory variation]	(12,781)	(0)	(85)	(0)	(31,969)	-	19,273
Operating and administrative expenses	(3,304)	(1,020)	(511)	(220)	(1,614)	(100)	161
Adjusting items	272	(34)	73	2	225	-	5
Over-/underlift	36	(34)	70	-	-	-	-
Other adjustments	1	-	(4)	-	-	-	5
Gain/loss on sale of assets	9	-	7	2	-	-	-
Provisions	225	-	-	-	225	-	-
Adjusted operating and administrative expenses	(3,032)	(1,053)	(438)	(217)	(1,389)	(100)	166
Depreciation, amortisation and net impairments	(1,184)	(1,222)	310	(13)	(233)	(1)	(26)
Adjusting items	(1,094)	3	(744)	(350)	(3)	-	-
Impairment	2	3	3	-	(3)	-	-
Reversal of Impairment	(1,097)	-	(747)	(350)	-	-	-
Adjusted depreciation, amortisation and net impairments	(2,279)	(1,219)	(433)	(363)	(236)	(1)	(26)
Exploration expenses	(396)	(101)	(266)	(29)	-	-	-
Adjusting items	0	0	0	(0)	-	-	-
Adjusted exploration expenses	(396)	(101)	(266)	(29)	-	-	-
Net operating income/(loss)	16,584	14,386	1,822	821	(252)	(63)	(132)
Sum of adjusting items	(1,525)	208	(1,147)	(348)	(288)	(23)	73
Adjusted earnings/(loss)	15,059	14,594	676	474	(540)	(86)	(59)
Tax on adjusted earnings	(9,263)	(11,294)	(308)	(24)	2,447	(10)	(73)
Adjusted earnings/(loss) after tax	5,796	3,300	367	450	1,907	(96)	(132)

Items impacting net operating income/(loss) in the fourth quarter of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income[1]	32,608	17,708	1,752	1,302	31,818	21	(19,993)
Adjusting items	(772)	(80)	(50)	-	(640)	(0)	(1)
Changes in fair value of derivatives	(173)	(81)	36	-	(128)	-	-
Periodisation of inventory hedging effect	(346)	-	-	-	(346)	-	-
Operating and administrative expenses	(0)	-	-	-	-	(0)	-
Over-/underlift	(85)	1	(86)	-	-	-	-
Gain/loss on sale of assets	(168)	-	0	-	(167)	-	(1)
Adjusted total revenues and other income[1]	31,836	17,628	1,702	1,302	31,178	21	(19,994)
Purchases [net of inventory variation]	(11,543)	(0)	(37)	-	(30,959)	(0)	19,452
Adjusting items	342	-	-	-	2	-	340
Operational storage effects	2	-	-	-	2	-	-
Eliminations	340	-	-	-	-	-	340
Adjusted purchases [net of inventory variation]	(11,201)	(0)	(37)	-	(30,956)	(0)	19,791
Operating and administrative expenses[1]	(2,504)	(1,000)	(396)	(232)	(972)	(58)	153
Adjusting items	39	35	21	4	(33)	-	12
Over-/underlift	52	31	21	-	-	-	-
Other adjustments	(21)	4	-	-	(25)	-	-
Gain/loss on sale of assets	16	-	-	4	-	-	12
Provisions	(8)	-	-	-	(8)	-	-
Adjusted operating and administrative expenses[1]	(2,465)	(965)	(374)	(228)	(1,005)	(58)	165
Depreciation, amortisation and net impairments[1]	(4,777)	(1,784)	(2,277)	(486)	(205)	(1)	(24)
Adjusting items	1,798	-	1,777	29	(9)	-	-
Impairment	1,798	-	1,777	29	(9)	-	-
Adjusted depreciation, amortisation and net impairments[1]	(2,979)	(1,784)	(499)	(456)	(214)	(1)	(24)
Exploration expenses	(206)	(69)	(102)	(34)	-	-	-
Adjusting items	4	-	0	4	-	-	-
Impairment	4	-	0	4	-	-	-
Adjusted exploration expenses	(202)	(69)	(102)	(30)	-	-	0
Net operating income/(loss)[1]	13,578	14,854	(1,060)	550	(316)	(38)	(413)
Sum of adjusting items	1,411	(45)	1,749	37	(680)	(0)	351
Adjusted earnings/(loss)[1]	14,989	14,809	689	587	(997)	(38)	(62)
Tax on adjusted earnings	(10,592)	(11,314)	(180)	(14)	913	8	(5)
Adjusted earnings/(loss) after tax[1]	4,397	3,495	508	574	(84)	(30)	(67)

1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments.

Items impacting net operating income/(loss) in the third quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income	**43,633**	24,034	1,767	1,541	42,585	12	(26,307)
Adjusting Items	**(296)**	(713)	144	-	273	0	(0)
Changes in fair value of derivatives	**85**	(167)	229	-	22	-	-
Periodisation of inventory hedging effect	**251**	-	-	-	251	-	-
Over-/underlift	**24**	109	(85)	-	-	-	-
Gain/loss on sale of assets	**(655)**	(655)	-	-	-	-	(0)
Adjusted total revenues and other income	**43,337**	23,321	1,911	1,541	42,858	13	(26,307)
Purchases [net of inventory variation]	**(13,592)**	(0)	(22)	-	(40,253)	-	26,683
Adjusting Items	**(377)**	-	-	-	171	-	(548)
Operational storage effects	**171**	-	-	-	171	-	-
Eliminations	**(548)**	-	-	-	-	-	(548)
Adjusted purchases [net of inventory variation]	**(13,969)**	(0)	(22)	-	(40,081)	-	26,135
Operating and administrative expenses	**(2,614)**	(963)	(427)	(254)	(1,097)	(68)	194
Adjusting Items	**(43)**	(22)	(15)	(0)	(17)	10	-
Over-/underlift	**(36)**	(22)	(15)	-	-	-	-
Gain/loss on sale of assets	**10**	-	-	(0)	-	10	-
Provisions	**(17)**	-	-	-	(17)	-	-
Adjusted operating and administrative expenses	**(2,657)**	(984)	(442)	(254)	(1,114)	(58)	194
Depreciation, amortisation and net impairments	**(1,049)**	(1,143)	(349)	(199)	680	(1)	(38)
Adjusting Items	**(1,069)**	-	(0)	(178)	(891)	-	-
Impairment	**79**	-	(0)	-	79	-	-
Reversal of Impairment	**(1,148)**	-	-	(178)	(970)	-	-
Adjusted depreciation, amortisation and net impairments	**(2,118)**	(1,143)	(349)	(377)	(211)	(1)	(38)
Exploration expenses	**(275)**	(114)	(157)	(4)	-	-	(0)
Adjusting Items	**(17)**	-	(0)	(17)	-	-	-
Impairment	**9**	-	(0)	9	-	-	-
Reversal of Impairment	**(26)**	-	-	(26)	-	-	-
Adjusted exploration expenses	**(292)**	(114)	(157)	(21)	-	-	-
Net operating income/(loss)	**26,103**	21,813	813	1,084	1,916	(56)	533
Sum of adjusting items	**(1,802)**	(735)	129	(195)	(464)	10	(548)
Adjusted earnings/(loss)	**24,301**	21,079	942	889	1,452	(46)	(15)
Tax on adjusted earnings	**(17,585)**	(16,356)	(301)	(21)	(929)	14	9
Adjusted earnings/(loss) after tax	**6,715**	4,723	641	868	523	(32)	(6)

Items impacting net operating income/(loss) in the full year of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income	**150,806**	75,930	7,431	5,523	148,105	185	(86,367)
Adjusting items	**(896)**	(487)	185	-	(506)	(110)	22
Changes in fair value of derivatives	**(207)**	(263)	205	-	(149)	-	-
Periodisation of inventory hedging effect	**(349)**	-	-	-	(349)	-	-
Impairment from associated companies	**1**	-	-	-	-	1	-
Over-/underlift	**510**	507	3	-	-	-	-
Other adjustments	**(0)**	-	(22)	-	-	-	22
Gain/loss on sale of assets	**(850)**	(731)	-	-	(9)	(111)	(0)
Adjusted total revenues and other income	**149,910**	75,443	7,616	5,523	147,599	75	(86,345)
Purchases [net of inventory variation]	**(53,806)**	0	(116)	(0)	(139,916)	-	86,227
Adjusting items	**(610)**	-	-	-	(33)	-	(577)
Operational storage effects	**(33)**	-	-	-	(33)	-	-
Eliminations	**(577)**	-	-	-	-	-	(577)
Adjusted purchases [net of inventory variation]	**(54,415)**	0	(116)	(0)	(139,949)	-	85,650
Operating and administrative expenses	**(10,593)**	(3,782)	(1,698)	(938)	(4,591)	(265)	681
Adjusting items	**64**	(54)	22	6	75	10	5
Over-/underlift	**(41)**	(54)	13	-	-	-	-
Other adjustments	**7**	-	2	-	-	-	5
Gain/loss on sale of assets	**23**	-	7	6	-	10	-
Provisions	**75**	-	-	-	75	-	-
Adjusted operating and administrative expenses	**(10,530)**	(3,836)	(1,675)	(933)	(4,516)	(255)	686
Depreciation, amortisation and net impairments	**(6,391)**	(4,167)	(1,731)	(361)	14	(4)	(142)
Adjusting items	**(2,488)**	(819)	286	(1,060)	(895)	-	-
Impairment	**1,111**	3	1,033	-	75	-	-
Reversal of impairment	**(3,598)**	(821)	(747)	(1,060)	(970)	-	-
Adjusted depreciation, amortisation and net impairments	**(8,879)**	(4,986)	(1,445)	(1,422)	(881)	(4)	(142)
Exploration expenses	**(1,205)**	(366)	(638)	(201)	-	-	-
Adjusting items	**59**	4	65	(11)	-	-	-
Impairment	**85**	4	65	15	-	-	-
Reversal of impairment	**(26)**	-	-	(26)	-	-	-
Adjusted exploration expenses	**(1,146)**	(361)	(573)	(212)	-	-	-
Net operating income/(loss)	**78,811**	67,614	3,248	4,022	3,612	(84)	399
Sum of adjusting items	**(3,871)**	(1,355)	559	(1,065)	(1,360)	(100)	(550)
Adjusted earnings/(loss)	**74,940**	66,260	3,806	2,957	2,253	(184)	(151)
Tax on adjusted earnings	**(52,250)**	(51,373)	(1,248)	(79)	474	14	(38)
Adjusted earnings/(loss) after tax	**22,691**	14,887	2,558	2,878	2,727	(170)	(189)

Items impacting net operating income/(loss) in the full year of 2021 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Rene-wables	Other
Total revenues and other income[1]	90,924	39,386	5,566	4,149	87,393	1,411	(46,980)
Adjusting Items	(1,836)	(339)	43	-	(155)	(1,381)	(4)
Changes in fair value of derivatives	(146)	(145)	36	-	(37)	-	-
Periodisation of inventory hedging effect	49	-	-	-	49	-	-
Impairment from associated companies	4	-	-	-	-	4	-
Over-/underlift	(125)	(194)	69	-	-	-	-
Gain/loss on sale of assets	(1,561)	-	(5)	-	(167)	(1,385)	(4)
Provisions	(57)	-	(57)	-	-	-	-
Adjusted total revenues and other income[1]	89,088	39,047	5,609	4,149	87,238	30	(46,984)
Purchases [net of inventory variation]	(35,160)	(0)	(58)	(0)	(80,873)	(0)	45,771
Adjusting Items	230	-	-	-	(231)	-	461
Operational storage effects	(231)	-	-	-	(231)	-	-
Eliminations	461	-	-	-	-	-	461
Adjusted purchases [net of inventory variation]	(34,930)	(0)	(58)	(0)	(81,104)	(0)	46,232
Operating and administrative expenses[1]	(9,378)	(3,652)	(1,406)	(1,074)	(3,753)	(163)	670
Adjusting Items	(11)	62	(32)	35	(87)	-	12
Over-/underlift	23	55	(32)	-	-	-	-
Change in accounting policy	(43)	7	-	-	(50)	-	-
Gain/loss on sale of assets	47	-	-	35	-	-	12
Provisions	(37)	-	-	-	(37)	-	-
Adjusted operating and administrative expenses[1]	(9,389)	(3,590)	(1,438)	(1,039)	(3,841)	(163)	682
Depreciation, amortisation and net impairments[1]	(11,719)	(4,900)	(3,321)	(1,734)	(1,604)	(3)	(156)
Adjusting Items	1,288	(1,102)	1,587	69	735	-	-
Impairment	2,963	276	1,836	116	735	-	-
Reversal of impairment	(1,675)	(1,379)	(250)	(47)	-	-	-
Adjusted depreciation, amortisation and net impairments[1]	(10,431)	(6,002)	(1,734)	(1,665)	(869)	(3)	(156)
Exploration expenses	(1,004)	(363)	(451)	(190)	-	-	0
Adjusting Items	152	7	101	44	-	-	-
Impairment	175	7	101	66	-	-	-
Reversal of impairment	(22)	-	-	(22)	-	-	-
Adjusted exploration expenses	(852)	(356)	(350)	(146)	-	-	0
Net operating income/(loss)[1]	33,663	30,471	329	1,150	1,163	1,245	(695)
Sum of adjusting items	(177)	(1,372)	1,698	147	262	(1,381)	469
Adjusted earnings/(loss)[1]	33,486	29,099	2,028	1,297	1,424	(136)	(227)
Tax on adjusted earnings	(23,445)	(21,825)	(670)	(16)	(998)	23	40
Adjusted earnings/(loss) after tax[1]	10,042	7,274	1,358	1,281	426	(112)	(187)

1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments

Adjusted earnings after tax* by reporting segment

	Quarters								
	Q4 2022			Q3 2022			Q4 2021		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway[1)]	**14,594**	**(11,294)**	**3,300**	21,079	(16,356)	4,723	14,809	(11,314)	3,496
E&P International[1)]	**676**	**(308)**	**367**	942	(301)	641	689	(180)	508
E&P USA	**474**	**(24)**	**450**	889	(21)	868	587	(14)	574
MMP[1)]	**(540)**	**2,447**	**1,907**	1,452	(929)	523	(997)	913	(83)
REN	**(86)**	**(10)**	**(96)**	(46)	14	(32)	(38)	8	(30)
Other[1)]	**(59)**	**(73)**	**(132)**	(15)	9	(6)	(62)	(5)	(67)
Equinor group	**15,059**	**(9,263)**	**5,796**	24,301	(17,585)	6,715	14,989	(10,592)	4,397
Effective tax rates on adjusted earnings			**61.5%**			72.4%			70.7%

1) Q4 2021 is restated due to implementation of IFRS 16 in the segments.

	Full year					
	2022			2021		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway[1)]	**66,260**	**(51,373)**	**14,887**	29,099	(21,825)	7,274
E&P International[1)]	**3,806**	**(1,248)**	**2,558**	2,028	(670)	1,358
E&P USA	**2,957**	**(79)**	**2,878**	1,297	(16)	1,281
MMP[1)]	**2,253**	**474**	**2,727**	1,424	(998)	426
REN	**(184)**	**14**	**(170)**	(136)	23	(112)
Other[1)]	**(151)**	**(38)**	**(189)**	(227)	40	(186)
Equinor group	**74,940**	**(52,250)**	**22,691**	33,486	(23,445)	10,042
Effective tax rates on adjusted earnings			**69.7%**			70.0%

1) Full year 2021 is restated due to implementation of IFRS 16 in the segments.

Reconciliation of adjusted earnings after tax to net income

Q4 2022	Quarters Q3 2022	Q4 2021	Reconciliation of adjusted earnings after tax to net income (in USD million)		Full year 2022	2021
16,584	26,103	13,578	Net operating income/(loss)	A	78,811	33,663
6,544	17,906	10,033	Income tax less tax on net financial items	B	50,098	23,800
10,039	8,196	3,545	Net operating income after tax	C = A-B	28,713	9,862
(1,525)	(1,802)	1,411	Items impacting net operating income/(loss)[1]	D	(3,871)	(177)
2,719	(321)	559	Tax on items impacting net operating income/(loss)	E	2,151	(356)
5,796	6,715	4,397	Adjusted earnings after tax*	F = C+D-E	22,691	10,042
(2,115)	1,053	(443)	Net financial items	G	(207)	(2,080)
(28)	121	267	Tax on net financial items	H	237	793
7,897	9,371	3,370	Net income/(loss)	I = C+G+H	28,744	8,576

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.

Q4 2022	Quarters Q3 2022	Q4 2021	Change Q4 on Q4	Adjusted exploration expenses* (in USD million)	Full year 2022	2021	Change
144	102	114	26%	E&P Norway exploration expenditures	493	522	(5%)
114	172	97	18%	E&P International exploration expenditures	445	369	21%
50	23	59	(15%)	E&P USA exploration expenditures	149	136	10%
307	296	269	14%	Group exploration expenditures	1,087	1,027	6%
183	15	(2)	N/A	Expensed, previously capitalised exploration expenditures	283	19	>100%
(95)	(19)	(65)	46%	Capitalised share of current period's exploration activity	(224)	(194)	16%
0	(17)	4	(100%)	Impairment (reversal of impairment)	59	152	(61%)
396	275	206	92%	Exploration expenses according to IFRS	1,205	1,004	20%
(0)	17	(4)	(100%)	Items impacting net operating income/(loss)[1]	(59)	(152)	(61%)
396	292	202	96%	Adjusted exploration expenses*	1,146	852	35%

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.

Calculated ROACE

Calculated ROACE based on IFRS (in USD million, except percentages)		31 December 2022	2021
Net income/(loss)	A	**28,744**	8,576
Average total equity	1	**46,506**	36,458
Average current finance debt and lease liabilities		**6,001**	6,081
Average non-current finance debt and lease liabilities		**28,202**	31,096
- Average cash and cash equivalents		**(14,853)**	(10,442)
- Average current financial investments		**(25,561)**	(16,555)
Average net-interest bearing debt	2	**(6,210)**	10,180
Average capital employed	B = 1+2	**40,296**	46,638
Calculated ROACE based on Net income/loss and capital employed	A/B	**71.3%**	18.4%

Calculated ROACE based on Adjusted earnings after tax and capital employed adjusted (in USD million, except percentages)		31 December 2022	2021
Adjusted earnings after tax	A	**22,691**	10,042
Average capital employed adjusted (B)	B	**41,134**	44,153
Calculated ROACE based on Adjusted earnings after tax and capital employed	A/B	**55.2%**	22.7%

Calculation of capital employed and net debt to capital employed ratio

The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 December 2022	At 31 December 2021
Shareholders' equity		53,988	39,010
Non-controlling interests		1	14
Total equity	A	53,989	39,024
Current finance debt and lease liabilities		5,617	6,386
Non-current finance debt and lease liabilities		26,551	29,854
Gross interest-bearing debt	B	32,168	36,239
Cash and cash equivalents		15,579	14,126
Current financial investments		29,876	21,246
Cash and cash equivalents and financial investment	C	45,455	35,372
Net interest-bearing debt [9]	B1 = B-C	(13,288)	867
Other interest-bearing elements [1]		6,538	2,369
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities*	B2	(6,750)	3,236
Lease liabilities		3,668	3,562
Net interest-bearing debt adjusted*	B3	(10,417)	(326)
Calculation of capital employed*			
Capital employed	A+B1	40,701	39,891
Capital employed adjusted, including lease liabilities	A+B2	47,239	42,259
Capital employed adjusted	A+B3	43,571	38,697
Calculated net debt to capital employed*			
Net debt to capital employed	(B1)/(A+B1)	(32.6%)	2.2%
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	(14.3%)	7.7%
Net debt to capital employed adjusted	(B3)/(A+B3)	(23.9%)	(0.8%)

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations; the commitment to develop as a broad energy company; the ambition to be a leader in the energy transition and reduce net group-wide greenhouse gas emissions; future financial performance, including cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns and improve return on average capital employed (ROACE)*; expectations regarding progress on the energy transition plan; expectations regarding cash flow and returns from Equinor´s oil and gas portfolio; plans to develop fields and increase gas exports; expectations and plans for renewables production capacity and investments in renewables; expectations and plans regarding development of renewables projects, CCUS and hydrogen businesses; market outlook and future economic projections and assumptions, including commodity price and refinery assumptions; organic capital expenditures through 2026; expectations and estimates regarding production and execution of projects; expectations regarding growth in oil and gas and renewable power production; estimates regarding tax payments and expectations regarding utilisation of tax losses; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events, are based on management´s current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility and the uncertainty created by Russia´s invasion of Ukraine; social and economic conditions in relevant areas of the world; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of supply chain disruptions; health, safety and environmental risks; the effects of climate change; regulations on hydraulic fracturing; security breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political instability; reputational damage; an inability to attract and retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage; changes or uncertainty in or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere in this report and in Equinor's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (including section 2.13 Risk review - Risk factors thereof). Equinor's 2021 Annual Report and Form 20-F are available at Equinor's website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Form 20-F, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

END NOTES

1.   The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.   The **refining reference margin** is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc

3.   **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4.   **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.   Transactions with the **Norwegian State.** The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk, and related expenditures are refunded by the State.

6.   The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7.   The group's **average invoiced gas prices** include volumes sold by the MMP segment.

8.   The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

9.   Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.